SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

10 August 2017

PRUDENTIAL PLC HALF YEAR 2017 RESULTS

PRUDENTIAL DELIVERS BROAD-BASED PERFORMANCE LED BY DOUBLE-DIGIT GROWTH IN ASIA

Performance highlights on a constant (and actual) exchange rate basis
●
Group IFRS operating profit1 of £2,358 million, up 5 per cent2,3 (up 15 per cent4)
●
Asia new business profit5 of £1,092 million, up 18 per cent2,3 (up 33 per cent4), IFRS operating profit1 of £953 million, up 16 per cent2,3 (up 31 per cent4) and free surplus generation6 of £553 million, up 15 per cent2,3 (up 30 per cent4)
●
US life insurance IFRS operating profit1 of £1,079 million, up 7 per cent3 (up 22 per cent4)
●
UK life retail APE sales of £721 million, up 22 per cent, with PruFund sales up 29 per cent to £564 million
●
M&G first half external asset management net inflows of £7.2 billion
●
M&G and Prudential UK & Europe to be combined to create a leading savings and investments provider
●
2017 first interim dividend of 14.50 pence per share, up 12 per cent
●
Group Solvency II surplus7 estimated at £12.9 billion; equivalent to a ratio of 202 per cent8

Mike Wells, Group Chief Executive, said: “Our successful strategy, innovative products and strong execution have driven growth across all of our main performance measures led by double-digit growth in our Asian business. We have achieved our objective of generating over £10 billion of Group cumulative free surplus between 1 January 2014 and 31 December 2017 six months early and we remain on track to achieve the remaining Asia-focused objectives by the end of this year.

“In Asia, we continue to leverage our structural advantages, delivering a 16 per cent2 increase in IFRS operating profit and 15 per cent2 growth in free surplus generation. New business profit in our life business increased by 18 per cent2, while Eastspring, our asset management business, delivered £2.3 billion of external net inflows9. The scale, breadth and diversification of our businesses leave us well placed to continue to grow as we access the opportunities created by the region’s dynamic economies, fast-growing middle class and underpenetrated markets.

“Our US life business, Jackson, has delivered a 7 per cent rise in IFRS operating profit and continues to outperform the market10 with positive net flows in variable annuities, where its product and distribution capabilities are a competitive strength. In the UK our life retail sales are up by 22 per cent due to the continued consumer appetite for PruFund-backed products, while M&G experienced record net inflows from external retail clients for the first half of the year, reflecting improved investment performance.

“Our strategy is focused on markets where the need for our products is strong and growing, and our capabilities and execution ensure that we are successfully meeting that demand across our different regions. In Asia we offer innovative products that meet the savings, health and protection needs of the fast-growing middle class, in the US our variable annuities are focused on meeting consumers’ needs as they move into retirement, and in the UK and Europe we are responding with agility to changing consumer preferences, meeting the rising demand for savings and retirement solutions.

“We are also announcing today our intention to combine M&G and Prudential UK & Europe to form M&G Prudential, a savings and investments business focused on meeting growing customer demand for comprehensive financial solutions. Combining these businesses will allow us to better leverage our considerable scale and capabilities. This will enable us to increase our growth prospects by providing better outcomes for our millions of customers.

“This performance demonstrates our strength in accessing the market opportunities available to us. Our proven ability to innovate in both our products and capabilities positions us well to continue generating profitable growth and cash.”

Summary financials	2017 Half year	2016 Half year	Change on AER basis	Change on CER basis

IFRS operating profit based on longer term investment returns2	£2,358m	£2,044m	15%	5%
Underlying free surplus generated2,6	£1,845m	£1,615m	14%	6%
Life new business profit2,5	£1,689m	£1,257m	34%	20%
IFRS profit after tax11	£1,505m	£687m	119%	109%
Net cash remittances from business units	£1,230m	£1,118m	10%	-

	2017 Half year	2016 Full year	Change on AER basis

IFRS shareholders’ funds	£15.4bn	£14.7bn	5%
EEV shareholders’ funds	£40.5bn	£39.0bn	4%
Group Solvency II capital surplus7,8	£12.9bn	£12.5bn	3%

1.
Based on longer-term investment returns.
2.
Following its sale in May 2017, the operating results exclude the contribution of the Korea life business. All comparative results have been similarly adjusted.
3.
Period-on-period percentage increases are stated on a constant exchange rate basis unless otherwise stated. All amounts are comparable to the six months ended 30 June 2016 unless otherwise indicated.
4.
Growth rate on an actual exchange rate basis.
5.
New business profit on business sold in the period, calculated in accordance with EEV principles.
6.
Underlying free surplus generated based on operating movements from long-term business (net of investment in new business) and that generated from asset management operations. Further information is set out in note 10 of the EEV basis results.
7.
The Group shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring fenced With-Profit Funds and staff pension schemes in surplus. The solvency positions include management’s estimate of transitional measures reflecting operating and market conditions at the valuation date. The estimated Group shareholder surplus would increase from £12.9 billion to £13.6 billion at 30 June 2017 if the approved regulatory transitional amount was applied instead.
8.
Before allowing for first interim dividend (31 December 2016: Second interim dividend).
9.
External net inflows exclude Asia Money Market Fund (MMF) net inflows of £499 million (2016: net inflows of £656 million on an actual exchange rate basis).
10.
©2017 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results. 1Q 2017 Morningstar VA Report with Commentary.
11.
IFRS profit after tax reflects the combined effects of operating results, negative short-term fluctuations in investments variances, result attaching to the sold Korea life business and the total tax charge for the year.

Contact:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3537	Raghu Hariharan	+44 (0)20 7548 2871
Jonathan Miller	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860
		William Elderkin	+44 (0)20 3480 5590
		Chantal Waight	+44 (0)20 7548 3039

Notes to Editors:
1.
The results in this announcement are prepared on two bases: International Financial Reporting Standards (IFRS) and European Embedded Value (EEV). The results prepared under IFRS form the basis of the Group's statutory financial statements. The supplementary EEV basis results have been prepared in accordance with the amended European Embedded Value Principles dated April 2016 prepared by the European Insurance CFO Forum. The Group’s EEV basis results are stated on a post-tax basis and include the post-tax IFRS basis results of the Group’s asset management and other operations. Period-on-period percentage increases are stated on a constant exchange rate basis unless otherwise stated. Constant exchange rates results are calculated by translating prior period results using the current period foreign exchange rate i.e. current period average rates for the income statement and current period closing rates for the balance sheet.

2.
Annual Premium Equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.

3.
Operating profit is determined on the basis of including longer-term investment returns. EEV and IFRS operating profit is stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions. Furthermore, for EEV basis results, operating profit based on longer-term investment returns excludes the effect of changes in economic assumptions and the mark to market value movement on core borrowings. Separately on the IFRS basis, operating profit also excludes amortisation of accounting adjustments arising principally on the acquisition of REALIC completed in 2012 and the cumulative foreign exchange gain on the disposal of the Korea life business that was recycled from Other Comprehensive Income on completion of the sale process in 2017.

4.
Total number of Prudential plc shares in issue as at 30 June 2017 was 2,585,853,418.

5.
A presentation for analysts and investors will be held today at 11.30am (UK) / 6.30pm (Hong Kong) in the conference suite at Nomura International plc, 1 Angel Lane, London EC4R 3AB. The presentation will be webcast live and as a replay on the corporate website via the link below:
http://www.prudential.co.uk/investors/results-centre

A dial-in facility will be available to listen to the presentation. Please allow time ahead of the presentation to join the call (lines open half an hour before the presentation is due to start, i.e. from 11.00am (UK) / 6.00pm (Hong Kong)). Dial-in: +44 (0) 20 3059 8125 / 0800 368 0649 (Freephone UK), Passcode: ‘Prudential’ (this must be quoted to the operator to gain access to the call). Playback: +44 (0) 121 260 4861 (UK and international excluding US) / + 1 844 2308 058 (US only) Passcode: 6695475#. This will be available from approximately 2.30pm (UK) / 9.30pm (Hong Kong) on 10 August 2017 until 11.59pm (UK) on 24 August 2017 and 6.59am (Hong Kong) on 25 August 2017.

6.
    2017 First Interim Dividend
Ex-dividend date	23 August 2017 (Singapore) 24 August 2017 (UK, Ireland and Hong Kong)
Record date	25 August 2017
Payment of dividend	28 September 2017 (UK, Ireland and Hong Kong) On or about 5 October 2017 (Singapore) On or about 5 October 2017 (ADR holders)
7.
    About Prudential plc
    Prudential plc and its affiliated companies constitute one of the world’s leading financial services groups, serving around 24 million insurance customers, with £635 billion of assets under management (as at 30 June 2017). Prudential plc is incorporated in England and Wales and is listed on the stock exchanges in London, Hong Kong, Singapore and
    New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

8.        Forward-Looking Statements
    This document may contain ‘forward-looking statements’ with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential’s beliefs and expectations and including, without limitation, statements containing the words ‘may’, ‘will’, ‘should’, ‘continue’, ‘aims’, ‘estimates’, ‘projects’, ‘believes’, ‘intends’, ‘expects’, ‘plans’, ‘seeks’ and ‘anticipates’, and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives; the political, legal and economic effects of the
    UK’s decision to leave the European Union; the impact of continuing designation as a Global Systemically Important Insurer or ‘G-SII’; the impact of competition, economic uncertainty, inflation and deflation; the effect on Prudential’s business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal projects and other strategic actions failing to meet their objectives; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal and regulatory actions, investigations and disputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the ‘Risk Factors’ heading in this document.

    Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

Summary Half Year 2017 financial performance

Financial highlights

Life APE new business sales (APE sales)1
	Actual Exchange Rate			Constant Exchange Rate
	2017 £m	2016 £m	Change %	2016 £m	Change %
	Half year	Half year		Half year
Asia2	1,943	1,605	21	1,814	7
US	960	782	23	889	8
UK	721	593	22	593	22
Total Group2	3,624	2,980	22	3,296	10

Life EEV new business profits and investment in new business
	Actual Exchange Rate						Constant Exchange Rate
	2017 Half year £m		2016 Half year £m		Change %		2016 Half year £m		Change %
	New Business Profit	Free surplus invested in new business	New Business Profit	Free surplus invested in new business	New Business Profit	Free surplus investment in new business	New Business Profit	Free surplus investment in new business	New Business Profit	Free surplus investment in new business
Asia2	1,092	283	821	228	33	24	928	257	18	10
US	436	246	311	209	40	18	354	238	23	3
UK	161	42	125	56	29	(25)	125	56	29	(25)
Total Group2	1,689	571	1,257	493	34	16	1,407	551	20	4

IFRS Profit
	Actual Exchange Rate			Constant Exchange Rate
	2017 £m	2016 £m	Change %	2016 £m	Change %
	Half year	Half year		Half year
Operating profit before tax based on longer-term investment returns3
Long-term business:
Asia2	870	667	30	752	16
US	1,079	888	22	1,010	7
UK	480	473	1	473	1
Long-term business operating profit before tax2	2,429	2,028	20	2,235	9
UK general insurance commission	17	19	(11)	19	(11)
Asset management business:
M&G	248	225	10	225	10
Prudential Capital	6	13	(54)	13	(54)
Eastspring Investments	83	61	36	69	20
US	(6)	(12)	50	(13)	54
Other income and expenditure	(419)	(333)	(26)	(342)	(23)
Total operating profit based on longer-term investment returns before tax and interest received from tax settlement2	2,358	2,001	18	2,206	7
Interest received from tax settlement	-	43	n/a	43	n/a
Total operating profit based on longer-term investment returns before tax2	2,358	2,044	15	2,249	5
Non-operating items:
Result attaching to the sold Korea life business	61	40	53	47	30
Other non-operating items	(605)	(1,420)	57	(1,619)	63
Profit before tax attributable to shareholders	1,814	664	173	677	168
Tax (charge)/credit attributable to shareholders' returns	(309)	23	n/a	43	n/a
Profit for the period attributable to shareholders	1,505	687	119	720	109

Post-tax profit - EEV4
	Actual Exchange Rate			Constant Exchange Rate
	2017 £m	2016 £m	Change %	2016 £m	Change %
	Half year	Half year		Half year
Post-tax operating profit based on longer-term investment returns
Long-term business:
Asia2	1,641	1,209	36	1,361	21
US	888	694	28	789	13
UK	465	384	21	384	21
Long-term business post-tax operating profit2	2,994	2,287	31	2,534	18
UK general insurance commission	14	15	(7)	15	(7)
Asset management business:
M&G	201	181	11	181	11
Prudential Capital	5	11	(55)	11	(55)
Eastspring Investments	73	53	38	60	22
US	(4)	(8)	50	(9)	56
Other income and expenditure	(413)	(319)	(29)	(326)	(27)
Post-tax operating profit based on longer-term investment returns before interest received from tax settlement2	2,870	2,220	29	2,466	16
Interest received from tax settlement	-	37	n/a	37	n/a
Post-tax operating profit based on longer-term investment returns2	2,870	2,257	27	2,503	15
Non-operating items:
Result attaching to the sold Korea life business	-	(11)	100	(12)	100
Other non-operating items	427	(852)	n/a	(985)	n/a
Post-tax profit for the period attributable to shareholders	3,297	1,394	137	1,506	119

Basic earnings per share2 - based on operating profit after tax
	Actual Exchange Rate			Constant Exchange Rate
	2017 pence	2016 pence	Change %	2016 pence	Change %
	Half year	Half year		Half year
IFRS	70.0	61.3	14	67.6	4
EEV	111.9	88.2	27	97.8	14

Underlying free surplus generated4,5
	Actual Exchange Rate						Constant Exchange Rate
	2017 £m		2016 £m		Change %		2016 £m		Change %
	Half year		Half year				Half year
	Long- term	Total	Long- term	Total	Long- term	Total	Long- term	Total	Long- term	Total

Asia2	480	553	372	425	29	30	422	482	14	15
US	555	551	492	484	13	14	559	550	(1)	-
UK	521	535	499	514	4	4	499	514	4	4
M&G	-	201	-	181	-	11	-	181	-	11
Prudential Capital	-	5	-	11	-	(55)	-	11	-	(55)
Total Group2	1,556	1,845	1,363	1,615	14	14	1,480	1,738	5	6

Cash remitted by the business units to the Group6
	2017 £m	2016 £m
	Half year	Half year	Change %
	Total	Total	Total
Asia	350	258	36
US	475	339	40
UK Life	215	215	-
M&G	175	150	17
Prudential Capital	15	25	(40)
Other UK	-	131	(100)
Total Group	1,230	1,118	10

Cash and capital
	2017	2016
	Half year	Half year	Change %
First interim dividend per share relating to the reporting period	14.50p	12.93p	12
Holding company cash and short-term investments	£2,657m	£2,546m	4
Group Solvency II capital surplus7,8	£12.9bn	£9.1bn	42
Group Solvency II capital ratio7,8	202%	175%	+27pp

Group shareholders' funds (including goodwill attributable to shareholders)

	2017	2016
	Half year	Half year	Change %
IFRS	£15.4bn	£14.6bn	5
EEV	£40.5bn	£35.0bn	16

	2017%	2016%
	Half year	Half year
Return on IFRS shareholders' funds9	24	24
Return on embedded value9	15	14

	2017	2016
	Half year	Half year	Change %
EEV shareholders' funds per share (including goodwill attributable to shareholders)	1,567p	1,356p	16
EEV shareholders' funds per share (excluding goodwill attributable to shareholders)	1,510p	1,299p	16

2017 financial objectives2,10
						Half year	CAGR	Objectives
Asia Objectives	2012 £m	2013 £m	2014 £m	2015 £m	2016 £m	2017 £m	(since 2012) %	201710
Asia life and asset management IFRS operating profit
Full year
Reported actuals	909	1,058	1,108	1,286	1,644			>£1,826 million
Constant exchange rate11	884	1,058	1,228	1,430	1,641			>15% CAGR
Constant exchange rate change % (year-on-year)	-	20	16	16	15		17

Half year
Reported actuals	427	504	508	613	728	953
Constant exchange rate11	411	504	566	665	772	889
Constant exchange rate change % (year-on-year)	-	23	12	17	16	15

Asia Underlying Free Surplus Generation
Full year
Reported actuals	468	565	599	666	859			£0.9 - £1.1 billion
Constant exchange rate11	454	565	669	758	872
Constant exchange rate change % (year-on-year)	-	24	18	13	15

Half year
Reported actuals	194	290	303	344	425	553
Constant exchange rate11	185	290	336	380	459	537
Constant exchange rate change % (year-on-year)	-	57	16	13	21	17

Group Objective for cumulative period 1 January 2014 to 31 December 2017							Actual	Objective
							1 Jan 2014 to 30 June 2017	1 Jan 2014 to 31 December 2017
Cumulative Group Underlying Free Surplus Generation5 from 2014 onwards							£11.1 billion	> £10 billion

1
APE sales is a measure of new business activity that is calculated as the sum of annualised regular premiums from new business plus 10 per cent of single premiums on new business written during the period for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. It is not representative of premium income recorded in the IFRS financial statements. Further explanation of the differences is included in Note D of the Additional EEV financial information.

2
Following its sale in May 2017, the operating results exclude the contribution of the Korea life business. All comparative results have been similarly adjusted. The relevant 2017 objective (Asia IFRS operating profit) has been adjusted.

3
IFRS operating profit is management’s primary measure of profitability and provides an underlying operating result based on longer-term investment returns and excludes non-operating items. Further information on its definition and reconciliation to profit for the period is set out in note B1 of the IFRS financial statements. This measure is described further in the “Our performance” section of the Strategic Report in the 2016 Annual Report.

4
Embedded value reporting provides investors with a measure of the future profit streams of the Group. The EEV basis results have been prepared in accordance with EEV principles discussed in note 1 of EEV basis results. A reconciliation between IFRS and the EEV shareholder funds is included in Note C of the Additional EEV financial information.

5
Underlying free surplus generated comprises underlying free surplus generated from the Group's long-term business (net of investment in new business) and that generated from asset management operations. Further information is set out in note 10 of the EEV basis results.

6
Cash remitted to the Group form part of the net cash flows of the holding company. A full holding company cash flow is set out in Note II (a) of Additional IFRS financial information. This differs from the IFRS Consolidated Statement of Cash Flows which includes all cash flows relating to both policyholders and shareholders’ funds. The holding company cash flow is therefore a more meaningful indicator of the Group’s central liquidity.

7	Estimated before allowing for first interim dividend.
8
The Group shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring fenced With-Profit Funds and staff pension schemes in surplus. The solvency positions include management’s estimate of transitional measures reflecting operating and market conditions at the valuation date. The estimated Group shareholder surplus would increase from £12.9 billion to £13.6 billion at 30 June 2017 if the approved regulatory transitional amount was applied instead.

9	Annualised operating profit after tax and non-controlling interests as a percentage of opening shareholders' funds.
10
The objectives assume exchange rate at December 2013 and economic assumptions made by Prudential in calculating EEV basis supplementary information for the half year objectives ended 30 June 2013, and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume the existing EEV, IFRS and Free Surplus methodology at December 2013 will be applicable over the period.

11	Constant exchange rates results translated at using exchange rates at December 2013.

Group Chief Executive’s Report

In the first half of 2017, the performance of the Group has been underpinned by the successful execution of our strategy, driven by the strength of our capabilities and the quality of our products.

Prudential helps to remove uncertainty from the most significant financial moments in the lives of our customers. We provide financial protection against unexpected events such as the diagnosis of critical illness or the loss of a loved one, the opportunity to turn savings into reliable retirement income and the ability to look to the future with confidence. At the same time, we put our customers’ money to work by investing in the real economy, fuelling growth and improving the quality of people’s lives in the communities in which we work.

Our strategy is focused on markets where the opportunities for us are strongest. In each of these markets, we are developing our product range and improving our distribution and technological capabilities in order to meet the needs of customers as fully as we can.

We are today also announcing an important step forward for our UK businesses. We are combining M&G and Prudential UK & Europe to create a savings and investments business focused on meeting growing customer demand for comprehensive financial solutions. Combining these businesses will allow us to better leverage our considerable scale and capabilities. This will enable us to increase our growth prospects by providing better outcomes for our millions of customers.

Our first half financial performance

We have continued to make progress in the first half, building on the positive business momentum seen in the second half of 2016.

Our life businesses in Asia remain the key driver of growth for the Group, with a double-digit increase in our profitability, capital generation and cash metrics, as we continue to build out our capabilities and increase our scale across the region. We have also seen a positive performance from our asset management operations, with combined net inflows1 from external clients at record levels for the period. In our UK life business, consumer appetite for our distinctive PruFund product proposition is supporting high levels of growth in new business sales, while in the US Jackson continues to outperform its peers in the variable annuity market2.

The Group remains well positioned for growth in its target markets and in the first six months of 2017 generated a 20 per cent5 increase (34 per cent on an actual exchange rate basis) in new business profit3 to £1,689 million. This reflects our continued prioritisation of growth in attractive product lines in each of Asia, the US and the UK.

Group IFRS operating profit based on longer-term investment returns4 increased by 5 per cent5 (15 per cent on an actual exchange rate basis) to £2,358 million, reflecting growth in Asia, the US and in our UK asset management operations. IFRS operating profit continues to benefit from the recurring nature of our earnings and our focus on income from protection and fee business.

Free surplus generation6, our preferred measure of cash generation, increased by 6 per cent5 (14 per cent on an actual exchange rate basis) to £1,845 million after financing investment in new business. With the first-half contribution, we have now exceeded the financial objective we set in December 2013 to generate over £10 billion of Group cumulative free surplus between 1 January 2014 and 31 December 2017 six months early. We remain on track to achieve our Asia objectives by the end of this year.

In Asia, the addition of long-term, high-quality new business is building scale in our in-force portfolio, which underpins growth and security in current and future earnings and cash generation. New business profit3 was 18 per cent5 higher (33 per cent on an actual exchange rate basis), with double-digit percentage growth or higher in eight countries, driven by improvements in both agency and bancassurance channels and by our continued focus on health and protection. IFRS operating profit4 in Asia increased by 16 per cent5, with free surplus generation6 up 15 per cent5 (up 31 per cent and 30 per cent on an actual exchange rate basis respectively). Our Asia-based asset manager, Eastspring, ended the period with total funds under management of £131 billion, 11 per cent higher on an actual exchange rate basis than at the start of the year.

In the US, Jackson’s variable annuity business continues to drive earnings, with IFRS operating profit4 in this product line increasing by 17 per cent on higher asset balances that reflect continued positive net flows and market appreciation. Our business was well prepared for the application of the Department of Labor reforms on 9 June and has maintained relationships with its key distribution partners. Although some uncertainty remains on the direction of the regulatory process, we continue to develop products and distribution that meet the needs and preferences of the market, backed by a distinctive value proposition that differentiates Jackson from its peers.

In the UK and Europe, M&G and our life operations are both securing significant business flows, driven by the strength of their product performance and market position. At M&G, institutional net inflows of £1.7 billion and record retail net inflows of £5.5 billion have contributed to period-end assets under management on behalf of external clients of £149 billion. Together with internal assets, M&G’s total assets under management have increased by 6 per cent to £281 billion since the end of 2016, resulting in a 10 per cent increase in IFRS operating profit4. In our UK life operations, new business profit3 increased by 29 per cent, reflecting growth in flexible personal pensions, backed by the popular PruFund investment option.

We continue to operate with strong, conservatively managed cash and capital positions at both the Group and local levels. Cash remittances from our business units to the Group increased by 10 per cent to £1,230 million (2016: £1,118 million), with well-balanced contributions across all of our geographic regions. The Group’s shareholder Solvency II capital surplus7 was £12.9 billion at 30 June 2017, equating to cover of 202 per cent8.

Over the period IFRS shareholders’ funds increased by 5 per cent9 to £15.4 billion after taking into account profit after tax of £1,505 million (2016: £687 million on an actual exchange rate basis) and other movements including negative foreign exchange movements of £224 million. EEV shareholders’ funds increased by 4 per cent9 to £40.5 billion, equivalent to 1,567 pence per share.

A clear and consistent strategy

This performance demonstrates the success of our clear and consistent strategy, which is focused on three long-term opportunities in Asia, the US and the UK, each driven by a structural and growing demand for our products.

In Asia we offer products that meet the savings, health and protection needs of the region’s fast-growing and increasingly affluent middle class. Over the next five years, nearly 700 million people in Asia are expected to enter the middle class10, driving sustained and material growth in consumer demand. By 2020, the spending of the middle class in the Asia-Pacific region is expected to surpass that of the US and Europe combined10.

The rapidly increasing scale of the Asian middle class is creating a growing need for the financial savings and protection products we provide. Those needs are largely unmet today, with the protection gap in Asia estimated at $45 trillion11 and private health insurance in some areas accounting for less than a quarter of private healthcare spend12, while insurance penetration remains extremely low13. As a result, there is a clear market opportunity for our products in Asia.

The United States is the world’s largest retirement savings market, with 10,000 Americans retiring per day14, which is a significant opportunity for us as a provider of retirement products and income strategies. Consumers in the US express clear demand for an investment option through which they can grow their savings while protecting income. Our variable annuity products meet this need, making them attractive for people moving into retirement. More than $16 trillion is invested in adviser-distributed retirement assets in the US15, while variable annuities account for just $2 trillion16 of that amount, demonstrating the scale of the opportunity for us.

There is a similar demand from under-saved populations in Europe. In the United Kingdom the proportion of the population aged over 60 is expected to increase by 50 per cent over the next 20 years17. As in the US, the demand for risk-managed investments to fund retirement represents a significant area of growth for our business. Our new combined business, M&G Prudential, will leverage our scale, financial strength and capabilities to continue developing customer-focused solutions and thereby more fully address these needs.

Our customers and products

We address all three of these long-term opportunities through our close attention to the needs of our customers and by continually improving our products and capabilities to meet those needs.

In Asia, our broad-based portfolio of businesses continues to drive our progress. We remain focused on the quality of our execution in addressing distinct consumer needs and opportunities in each of our local markets. In Hong Kong, our track record of introducing innovative features to our range of health and savings products has established us as a leader in the growing critical illness protection segment, and in June we strengthened that track record with the launch of a new lump-sum health insurance policy providing whole of life cover against 75 early to late stage disease conditions. In mainland China, our long-term joint-venture partnership with CITIC is reaching more customers than ever, and China is now our third-largest contributor to new business sales in Asia. We are continuing to build the scale of our platform in China, through expansion of our bancassurance and agency distribution, and by launching in new cities such as Taizhou, our 72nd city, in Zhejiang province in July.

In Singapore, we have introduced more flexibility for customers buying private healthcare insurance with market-leading product options to encourage healthy living and help them better manage their healthcare budgets. We also introduced our first DNA-based health and nutrition programme in Singapore, following the successful launch in Hong Kong last year. In Indonesia, we launched a new medical rider, PRUprime healthcare, in February, followed by its syariah version in April. Designed to meet the needs of customers in a higher economic segment, it includes among its features worldwide coverage with emergency hospitalisation in the US and cashless admission at a network of Prudential partner hospitals in Indonesia, Singapore and Malaysia.

Eastspring continues to attract good levels of net inflows and in May won Asian Investor’s prestigious Asia Fund House of the Year award for the second time in three years. In June Eastspring became the first Asian investor to sign an agreement with International Finance Corporation, a member of the World Bank Group, committing US$500 million to a programme to fund infrastructure projects in emerging markets. This is an example of our commitment to the economies and communities of developing countries.

In the United States, we are continuing to develop our business to ensure that we capture the opportunity presented by the large numbers of Americans reaching retirement age in the next decade. As regulatory developments and industry trends introduce new areas of growth potential in variable annuities, for example in the fee-based advice market, we are adapting our product accordingly, while using our superior platform and distribution capabilities to drive speed-to-market. During the first half of 2017, we launched a fee-based version of our popular Elite Access product, filed a new fee-based version of our leading Perspective variable annuity and saw Jackson maintain relationships with its key distributors post the application of the Department of Labor’s fiduciary rule on 9 June. We remain well positioned to build on our strength in the US retirement market.

Our businesses in the UK are serving customers with needs similar to those of consumers in the US. At M&G, we are developing the breadth and the depth of our offering, designing products that align to the outcomes our customers are looking to achieve. Our strong track record of translating innovative investment strategies to commercial success distinguishes M&G from its peers. Our Global Floating Rate High Yield Fund is a clear example of this, offering customers participation in a rising rate environment through investment in high-yield floating-rate notes. Launched in September 2014, it attracted net inflows of £2,259 million in the first half of 2017 and now has assets under management of over £3.5 billion. We are also making good operational progress in our preparations for Brexit, including setting up a new legal structure and SICAV fund range in Luxembourg. These initiatives will ensure that customers retain access to our investment strategies and funds through the most appropriate structure for their needs.

Prudential UK & Europe is responding with agility to regulatory change and consumer preferences following the pensions freedoms introduced in 2015. The strength of our retail sales growth shows how the extension of our popular PruFund investment option to ISAs and retirement products, is meeting customers’ demand for proven investment capability and risk-managed solutions as they move towards the latter stages of accumulation and into retirement income. Our Retirement Account provides a flexible Personal Pension which allows customers to save through single or regular payments, transfer from another pension and take income flexibly, and has proven popular with customers, accumulating funds under management of £4.1 billion since its launch at the end of 2016.

Since 2014 we have also been offering our products to a new and growing middle class in Africa, and just last month we entered our fifth African market, Nigeria, building on our success in Ghana, Kenya, Uganda and Zambia. The conditions for growth in these markets are similar to those in Asia 20 years ago, and we are excited about the long-term outlook for our new businesses in the region.

Our capabilities

We continue to invest in our capabilities across the organisation. We are developing a range of digital innovations that will enable us to serve our customers at greater scale and speed, and we continue to invest in talent. In July, we welcomed Mark FitzPatrick to our executive team as Chief Financial Officer, succeeding Nic Nicandrou, who has taken over from Tony Wilkey as Chief Executive of PCA. Mark brings with him significant experience and knowledge of the sector and I am confident that Nic will lead our Asian business to further success.

Our outlook – long-term growth

Our ability to serve the needs of consumers across the wide footprint of our target markets creates value for our customers and our shareholders. Our strategy is focused on markets where the need for our products is strong and growing, and we continue to develop our products and our capabilities to ensure that we access those opportunities to the fullest.

Global economic conditions remain uncertain and markets remain volatile. However, the strength of the underlying opportunities we are accessing and our proven ability to innovate to create new products and develop our capabilities, along with our ongoing focus on risk management and the strength of our balance sheet, leave us well positioned to continue to grow profitably into the future.

1	External net inflows exclude Asia Money Market Fund (MMF) net inflows of £499 million (2016: net inflows of £656 million on an actual exchange rate basis).
2
©2017 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results. 1Q 2017 Morningstar VA Report with Commentary.

3
Embedded value reporting provides investors with a measure of the future profit streams of the Group. The EEV basis results have been prepared in accordance with EEV principles discussed in note 1 of EEV basis results. A reconciliation between IFRS and the EEV shareholder funds is included in Note C of the Additional EEV financial information.

4
IFRS operating profit is management’s primary measure of profitability and provides an underlying operating result based on longer-term investment returns and excludes non-operating items. Further information on its definition and reconciliation to profit for the period is set out in note B1 of the IFRS financial statements. This measure is described further in the “Our performance” section of the Strategic Report in the 2016 Annual Report.

5	Following its sale in May 2017, the operating results exclude the contribution of the Korea life business. The half year 2016 comparative results have been similarly adjusted.
6
Underlying free surplus generated based on operating movements from long-term business (net of investment in new business) and that generated from asset management operations. Further information is set out in note 10 of the EEV basis results.

7
The Group shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring fenced With-Profit Funds and staff pension schemes in surplus. The solvency positions include management’s estimate of transitional measures reflecting operating and market conditions at the valuation date. The estimated Group shareholder surplus would increase from £12.9 billion to £13.6 billion at 30 June 2017 if the approved regulatory transitional amount was applied instead.

8	Before allowing for first interim dividend (31 December 2016: Second interim dividend).
9	Comparable to 31 December 2016 on an actual exchange rate basis.
10	Brookings institution, the unprecedented expansion of the global middle class, 2017.
11	Swiss Re, Mortality Protection Gap: Asia-Pacific, 2015.
12	World Bank, Out-of-pocket health expenditure, 2014
13	OECD, Global insurance market trends, 2016.
14	Social Security Administration, Annual Performance Plan 2012.
15	Cerulli Associates – US Advisor Metrics 2016.
16	LIMRA/SRI U.S. Individual Annuities Executive Summary 1Q YTD 2017
17	UK Government Office for Science, Future of an ageing population, 2016.

Chief Financial Officer’s report on the 2017 first half financial performance

Prudential has made a good start to 2017, with increases in all of our key performance metrics, reflecting progression in the Group’s underlying earnings drivers together with the beneficial impact of positive investment market conditions and favourable currency effects. The consistency of our performance is driven by the alignment of our business to the most attractive opportunities, the quality of our franchises in those markets and our ability to adapt with speed and agility to changes in economic and regulatory conditions, both globally and locally. At a Group level, our results benefit from diversification by geography, product and distribution channel, our focus on recurring income streams that are less exposed to market movements and the capital generative nature of our business model.

In Asia, we have achieved double-digit growth in both IFRS operating profit and free surplus generation, reflecting the increasing scale and diversification of our long-term recurring premium business. We continue to take decisive actions to preserve the quality of the business that we write, building the contribution from health and protection income and improving the overall economic returns of the new business portfolio.

In the US and the UK, our financial progress is underpinned by the accumulation of assets on which we earn fees. In each of these markets, our businesses have seen strong net inflows in the first half, demonstrating their competitive positioning in product, distribution and service capabilities. Asset values were also boosted by positive investment market movements in the period.

With Group operating free surplus generation of £1.8 billion in the first half of 2017, the Group has reported cumulative underlying free surplus generation of £11.1 billion since 2014, achieving our objective of generating over £10 billion of Group cumulative free surplus between 1 January 2014 and 31 December 2017 six months early. We remain on track to achieve the remaining Asia-focused objectives by the end of this year.

Despite the uncertainty caused by the outcome of the general election in the UK, sterling has strengthened slightly against most of the currencies in our major international markets since the beginning of the year. However, average sterling exchange rates in the first half of 2017 were significantly lower than in the same period in 2016, contributing to a positive effect on the translation of results from our non-sterling operations. To aid comparison of underlying progress, we continue to express and comment on the performance trends of our Asia and US operations on a constant currency basis.

The key operational highlights in the first half of 2017 were as follows:

●
New business profit was 20 per cent1 higher at £1,689 million (up 34 per cent on an actual exchange rate basis), reflecting higher sales volumes and more favourable economics. Strong growth in new business profit was achieved across our life businesses in Asia, the US and the UK which were up 18 per cent1, 23 per cent and 29 per cent respectively.
●
IFRS operating profit based on longer-term investment returns was 5 per cent1 higher at £2,358 million (up 15 per cent on an actual exchange rate basis), equivalent to an annualised 24 per cent2 return on opening IFRS shareholders’ funds. The Group’s performance was driven by our Asia life and asset management operations which saw IFRS operating profit increase 16 per cent1 to £953 million on growth in the in-force portfolio. In the US, total IFRS operating profit was up 8 per cent, driven by increased levels of fee income on higher separate account balances. In the UK, IFRS operating profit from our insurance and asset management operations increased by 4 per cent3, due to stronger contributions from management actions in the life business and higher assets under management at M&G.
●
Underlying free surplus generation4, our preferred measure of cash generation from our life and asset management businesses, increased by 6 per cent1 to £1,845 million after financing new business growth, reflecting a higher contribution from our growing in-force book of business and continued discipline of focusing on high-return new business with fast payback periods. On an actual exchange rate basis the growth in this measure was 14 per cent.
●
Group shareholders’ Solvency II capital surplus was estimated at £12.9 billion5,6 at 30 June 2017, equivalent to a cover ratio of 202 per cent (31 December 2016: £12.5 billion, 201 per cent). The movement since the start of the year primarily reflects the Group’s continuing strong operating capital generation, partially offset by the payment of the 2016 second interim dividend.

Investment markets have been generally supportive through the period, with equity markets trending upwards and more stability in bond and currency markets compared with 2016. The recovery in equity markets towards the end of 2016 has continued into 2017, with the S&P 500 index up 8 per cent and the FTSE 100 index gaining 2 per cent in the first six months. Longer-term yields at 30 June 2017 were almost unchanged from those at the start of the year in the UK and down slightly in the US. In Asia, where yield movements have been more pronounced, our IFRS operating earnings are largely insensitive to interest rates. Overall, we continue to reduce the sensitivity of our earnings and balance sheet to investment markets, but remain significant long-term holders of financial assets to back the commitments that we have made to our customers. Short-term fluctuations in both these assets and related liabilities are reported outside the operating result, which is based on longer-term investment return assumptions. In the first half of 2017, these short-term fluctuations were overall negative, driven by the effect of higher equity markets on our hedging programme in the US. In the first half of the year total IFRS post tax profit was up at £1,505 million (2016: £720 million on a constant exchange rate basis) and total EEV after-tax profit was also higher at £3,297 million (2016: £1,506 million on a constant exchange rate basis).

Reflecting the strong operating results, the Group’s IFRS shareholders’ equity increased by 5 per cent7 over the six month period to £15.4 billion (31 December 2016: £14.7 billion), with the Group’s EEV basis shareholders’ equity up 4 per cent7 to £40.5 billion (31 December 2016: £39.0 billion).

IFRS Profit
	Actual Exchange Rate			Constant Exchange Rate
	2017 £m	2016 £m	Change %	2016 £m	Change %
	Half year	Half year		Half year
Operating profit before tax based on longer-term investment returns
Long-term business:
Asia1	870	667	30	752	16
US	1,079	888	22	1,010	7
UK	480	473	1	473	1
Long-term business operating profit before tax1	2,429	2,028	20	2,235	9
UK general insurance commission	17	19	(11)	19	(11)
Asset management business:
M&G	248	225	10	225	10
Prudential Capital	6	13	(54)	13	(54)
Eastspring Investments	83	61	36	69	20
US	(6)	(12)	50	(13)	54
Other income and expenditure8	(419)	(333)	(26)	(342)	(23)
Total operating profit based on longer-term investment returns before tax and interest received from tax settlement1	2,358	2,001	18	2,206	7
Interest received from tax settlement	-	43	n/a	43	n/a
Total operating profit based on longer-term investment returns before tax1	2,358	2,044	15	2,249	5
Non-operating items:
Result attaching to the sold Korea life business	61	40	53	47	30
Other non-operating items8	(605)	(1,420)	57	(1,619)	63
Profit before tax attributable to shareholders	1,814	664	173	677	168
Tax (charge)/credit attributable to shareholders' returns	(309)	23	n/a	43	n/a
Profit for the period attributable to shareholders'	1,505	687	119	720	109

IFRS Earnings per share
	Actual Exchange Rate			Constant Exchange Rate
	2017 pence	2016 pence	Change %	2016 pence	Change %
	Half year	Half year		Half year
Basic earnings per share based on operating profit after tax	70.0	61.3	14	67.6	4
Basic earnings per share based on total profit after tax	58.7	26.9	118	28.2	108

IFRS Operating Profit based on longer-term investment returns
Total IFRS operating profit increased by 5 per cent1 (15 per cent on an actual exchange rate basis) in the first half of 2017 to £2,358 million.

●
Asia total operating profit of £953 million was 16 per cent1 higher (31 per cent on an actual exchange rate basis), with continued strong growth in both life insurance and asset management through Eastspring.
●
US total operating profit at £1,073 million increased by 8 per cent (22 per cent increase on an actual exchange rate basis), reflecting increased levels of fee income on higher variable annuity account balances.
●
UK total operating profit of £497 million was in line with the first half of 2016, with lower shareholder annuity profits offset by larger contributions from management actions.
●
M&G operating profit was 10 per cent higher at £248 million, driven by increased funds under management as a result of asset inflows and positive markets.

Life insurance operations: Taken together, IFRS operating profit from our life insurance operations in Asia, the US and the UK increased 9 per cent1 to £2,429 million (20 per cent on an actual exchange rate basis).

IFRS operating profit in our life insurance operations in Asia was 16 per cent1 higher at £870 million (up 30 per cent on an actual exchange rate basis), as a result of the continued growth of our in-force book of recurring premium business. Insurance margin was 24 per cent higher and accounted for 69 per cent of operating income9, reflecting our ongoing preference for health and protection. Following strong recent growth in sales volumes, particularly in health and protection through our agency channel, the contribution to IFRS operating profit from China and Hong Kong combined has become more significant to the overall total, accounting for 23 per cent compared with 17 per cent one year ago. IFRS operating profit from Indonesia was 5 per cent higher (up 20 per cent on an actual exchange rate basis) and on the same basis Singapore was 6 per cent higher (up 20 per cent on an actual exchange rate basis).

In the US, life IFRS operating profit was up 7 per cent at £1,079 million (up 22 per cent on an actual exchange rate basis), reflecting increased profits from our variable annuity business. US equity markets rallied towards the end of 2016 and have risen further during the first half of 2017, which together with continued positive net asset flows of £2.0 billion, has led to separate account balances that were on average 16 per cent higher than in the prior year period. As a result, fee income was up 15 per cent at £1,145 million driven by fees earned on separate account assets. Spread-based income decreased by 6 per cent, as anticipated, reflecting the impact of lower yields on our fixed annuity portfolio.

UK life IFRS operating profit increased by 1 per cent to £480 million. Within this total, the contribution from our core in-force book has remained relatively stable at £288 million (2016: £306 million). Profits from new annuity business reduced to £4 million from £27 million in the prior period, reflecting our withdrawal from this market. We have taken a number of asset and liability actions (including longevity reinsurance) in the first half of 2017 to improve portfolio efficiency which have generated combined profits of £188 million (2016: £140 million).

The increase in our IFRS operating earnings levels reflects the growth in the scale of our operations, driven primarily by positive business flows. We track the progress that we make in growing our life insurance business by reference to the scale of our obligations to our customers, which are referred to in the financial statements as policyholder liabilities. Each period these increase as we write new business and collect regular premiums from existing customers and decrease as we pay claims and policies mature. The overall scale of these policyholder liabilities is relevant in evaluation of our profit potential in that it reflects, for example, our ability to earn fees on the unit-linked element and indicates the scale of the insurance element, another key source of profitability for the Group.

Shareholder-backed policyholder liabilities and net liability flows10

	2017 £m				2016 £m
	Half year				Half year
	Actual Exchange Rate				Actual Exchange Rate
	At 1 January 2017	Net liability flows11	Market and other movements	At 30 June 2017	At 1 January 2016	Net liability flows11	Market and other movements	At 30 June 2016
Asia12	32,851	1,016	1,173	35,040	25,032	977	4,135	30,144
US	177,626	1,958	(1,805)	177,779	138,913	2,855	17,387	159,155
UK	56,158	(1,167)	1,500	56,491	52,824	(1,699)	4,286	55,411
Total Group	266,635	1,807	868	269,310	216,769	2,133	25,808	244,710

Focusing on the business supported by shareholder capital, which generates the majority of the life profit, in the first half of 2017 net flows into our businesses were overall positive at £1.8 billion. This was driven by our US and Asian operations, as we continue to focus on both retaining our existing customers and attracting new business to drive long-term value creation. The outflow from our UK operations primarily reflects the run-off of the in-force annuity portfolio following our withdrawal from selling new annuity business. This decrease in shareholder liabilities has been more than offset by the flows into the with-profit funds of £1.6 billion as shown in the table below. Positive investment markets in the first half have partly been offset by currency effects as sterling strengthened over the period, increasing liabilities by £0.9 billion. In total, business flows and market movements have increased policyholder liabilities from £266.6 billion to £269.3 billion.

Policyholder liabilities and net liability flows in with-profits business10,13

	2017 £m				2016 £m
	Half year				Half year
	Actual Exchange Rate				Actual Exchange Rate
	At 1 January 2017	Net liability flows11	Market and other movements	At 30 June 2017	At 1 January 2016	Net liability flows11	Market and other movements	At 30 June 2016
Asia	29,933	2,295	1,053	33,281	20,934	1,551	4,355	26,840
UK	113,146	1,574	3,729	118,449	100,069	582	6,417	107,068
Total Group	143,079	3,869	4,782	151,730	121,003	2,133	10,772	133,908

Policyholder liabilities in our with-profits business have increased by 6 per cent to £151.7 billion in the first half of 2017. This reflects the growing popularity of PruFund with consumers seeking protection from the impact of volatile market conditions. During the first half of 2017, net liability flows increased to £3.9 billion across our Asia and UK operations. As returns from these funds are smoothed and shared with customers, the emergence of shareholder profit is more gradual. The business, nevertheless, remains an important source of shareholder value.

Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver14

	Actual Exchange Rate						Constant Exchange Rate
	2017 £m			2016 £m			2016 £m
	Half year			Half year			Half year
	Operating profit1	Average liability	Margin	Operating profit1	Average liability	Margin	Operating profit1	Average liability	Margin
			bps			bps			bps
Spread income	583	89,314	131	556	80,146	139	613	85,708	143
Fee income	1,279	164,152	156	989	129,054	153	1,118	143,526	156
With-profits	172	132,701	26	162	114,109	28	165	115,945	28
Insurance margin	1,152			898			1,013
Margin on revenues	1,138			946			1,051
Expenses:
Acquisition costs*	(1,241)	3,624	(34)%	(1,027)	2,980	(34)%	(1,155)	3,296	(35)%
Administration expenses	(1,131)	259,451	(87)	(879)	216,075	(81)	(983)	236,974	(83)
DAC adjustments	186			132			149
Expected return on shareholder assets	103			111			124
	2,241			1,888			2,095
Longevity reinsurance and other management actions to improve solvency	188			140			140
Operating profit based on longer-term investment returns1	2,429			2,028			2,235
*
The ratio of acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business.

We continue to maintain our preference for higher-quality sources of income such as insurance margin and fee income. We favour insurance margin because it is relatively insensitive to the equity and interest rate cycle and prefer fee income to spread income because it is more capital-efficient. In line with this approach, on a constant exchange rate basis, in the first half of 2017, insurance margin has increased by 14 per cent1 (up 28 per cent on an actual exchange rate basis) and fee income by 14 per cent1 (up 29 per cent on an actual exchange rate basis), while spread income declined by 5 per cent1 (up 5 per cent on an actual exchange rate basis). Administration expenses increased to £1,131 million1 (2016: £983 million) as the business continues to expand. The expense ratio has grown from 83 basis points to 87 basis points reflecting country mix and the continued increase in US producers selecting asset-based commissions which are treated as an administrative expense in this analysis.

Asset management: Movements in asset management operating profit are also primarily influenced by changes in the scale of these businesses, as measured by funds managed on behalf of external institutional and retail customers and our internal life insurance operations.

Asset management external funds under management15,16

	2017 £m				2016 £m
	Half year				Half year
	Actual Exchange Rate				Actual Exchange Rate
	At 1 January 2017	Net flows	Market and other movements	At 30 June 2017	At 1 January 2016	Net flows	Market and other movements	At 30 June 2016
M&G	136,763	7,179	5,176	149,118	126,405	(6,966)	10,217	129,656
Eastspring17	38,042	2,273	4,281	44,596	30,281	(412)	2,859	32,728
Total asset management	174,805	9,452	9,457	193,714	156,686	(7,378)	13,076	162,384

Total asset management (including MMF)	182,519	9,951	9,571	202,041	162,692	(6,722)	13,835	169,805

In the first half of 2017, average assets under management in our asset management businesses in the UK and Asia benefited from net inflows of assets and favourable markets, driving higher fee revenues. Reflecting this, IFRS operating profit from M&G increased by 10 per cent to £248 million and by 20 per cent at Eastspring (up 36 per cent on an actual exchange rate basis) to £83 million.

M&G’s external assets under management have benefited from a strong recovery in net flows, reflecting improvements in investment performance and supportive markets. External net inflows totalled £7.2 billion (2016: net outflows of £7.0 billion), with strong contributions from European investors in the Optimal Income Fund, Global Floating High Yield Fund and multi-asset fund range, and from institutional clients investing in illiquid credit strategies. External assets under management at 30 June 2017 were £149.1 billion, up 9 per cent since the start of the year. Internal assets managed on behalf of Prudential’s life operations also benefited from strong markets, rising 3 per cent and taking total assets under management to £281.5 billion (31 December 2016: £264.9 billion). IFRS operating profit increased 10 per cent to £248 million, consistent with the year-on-year increase in average assets under management and reflecting a cost-income ratio of 53 per cent. M&G’s full year cost-income ratio is typically higher than for the first half, as its cost base is weighted towards the second half of the year (Half year 2016: 52 per cent, Full year 2016: 59 percent).

Eastspring also attracted good levels of net inflows17 in the first half across its equity, fixed income and balanced fund range, totalling £2.3 billion. Including money market funds and the assets managed for internal life operations, Eastspring’s total assets under management increased to £130.5 billion (31 December 2016: £117.9 billion), while the cost-income ratio improved to 55 per cent (2016: 56 per cent), driving a 20 per cent increase in IFRS operating profits to £83 million (2016: £69 million).

Net Central Expenditure
Higher interest costs related to the debt issued in 2016 contributed to an increase in net central expenditure of £77 million to £419 million (2016: £342 million).

IFRS non-operating items8
IFRS non-operating items consist of short-term fluctuations of negative £573 million (2016: £1,580 million), the results attaching to the sold life business in Korea of £61 million (2016: £47 million), and the amortisation of acquisition accounting adjustments of £32 million (2016: £39 million) arising principally from the REALIC business in 2012. Following its disposal in the first half of 2017 the “Result attaching to the sold Korea life business” represents the recognition upon disposal in the income statement of cumulative foreign exchange gains previously recognised in other comprehensive income, which has no overall impact on shareholders’ equity. The 2016 comparative figure represents the profit before tax of the Korea life business in the first half of 2016.

Short-term investment fluctuations represent the most significant component of non-operating items and are discussed further below.

IFRS Short-term investment fluctuations
IFRS operating profit is based on longer-term investment return assumptions. The difference between actual investment returns recorded in the income statement and the assumed longer-term returns is reported within short-term fluctuations in investment returns. In the first half of 2017 the total short-term fluctuations in investment returns relating to the life operations were negative £704 million, comprising positive £41 million for Asia, negative £754 million in the US and positive £9 million in the UK.

In the US, Jackson provides certain guarantees on its annuity products, the value of which would typically rise when equity markets fall and long-term interest rates decline. Jackson includes the expected cost of hedging when pricing its products and charges fees for these guarantees which are used, as necessary, to purchase downside protection in the form of options and futures to mitigate the effect of equity market falls, and swaps and swaptions to cushion the impact of drops in long-term interest rates. Under IFRS, accounting for the movement in the valuation of these derivatives, which are all fair valued, is asymmetrical to the movement in guarantee liabilities, which are not fair valued in all cases. Jackson designs its hedge programme to protect the economics of the business from large movements in investment markets and accepts the variability in accounting results. The negative short-term fluctuations of £754 million in the first half are mainly attributable to the net value movement in the period of the hedge instruments held to manage market exposures primarily and reflect the positive equity market performance in the US during the period.

The positive short-term fluctuations in investment returns for other operations of £131 million (2016: negative £192 million) principally reflect unrealised value movements on financial instruments.

IFRS Effective tax rates
In the first half of 2017, the effective tax rate on IFRS operating profit based on longer-term investment returns was broadly in line with the equivalent rate last year at 24 per cent (2016: 23 per cent), with the difference being mainly due to the effect of prior year adjustments in the first half of 2017.

The effective tax rate on the total IFRS profit was 17 per cent in the first half of 2017 (2016: negative 3 per cent), driven by the smaller negative short-term investment fluctuations in the US insurance operations, which attract tax relief at a higher rate than the rates at which profits are taxed elsewhere in the Group.

The main driver of the Group’s effective tax rate is the mix of the profits between countries with higher tax rates (such as US, Indonesia and Malaysia), and countries with lower tax rates (such as Hong Kong, Singapore and the UK).

The proposed changes to the UK tax rules for utilisation of brought forward tax losses and the deductibility of interest are not expected to impact the Group’s effective tax rate. No substantive US tax reform proposals which require material consideration have been issued as yet.

Total tax contribution
The Group continues to make significant tax contributions in the countries in which it operates, with £1,595 million remitted to tax authorities in the first half of 2017. This was higher than the equivalent amount of £1,293 million in the first half of 2016 due to an increase in corporation tax payments (up from £287 million to £535 million). This was principally because of increases in the US and UK, of which a significant proportion is an increase in the amount paid on profits taxable at policyholder rather than shareholder rate.

Publication of tax strategy
In the first half of 2017, the new UK requirement for large UK businesses to publish their tax strategy came into effect. Prudential’s tax strategy, together with further details on tax payments made in 2016 have been made available on the Group’s website.

New business performance

Life EEV new business profit and APE new business sales (APE sales)

	Actual Exchange Rate						Constant Exchange Rate
	2017 £m		2016 £m		Change %		2016 £m		Change %
	APE Sales	New Business Profit	APE Sales	New Business Profit	APE Sales	New Business Profit	APE Sales	New Business Profit	APE Sales	New Business Profit
Asia1	1,943	1,092	1,605	821	21	33	1,814	928	7	18
US	960	436	782	311	23	40	889	354	8	23
UK	721	161	593	125	22	29	593	125	22	29
Total Group1	3,624	1,689	2,980	1,257	22	34	3,296	1,407	10	20

Life insurance new business profit was up 20 per cent1 (34 per cent on an actual exchange rate basis) at £1,689 million, reflecting a strong underlying increase in Asia, Jackson and the UK driven by higher volumes and better new business economics. Life insurance new business APE sales increased by 10 per cent1 (22 per cent on an actual exchange rate basis) to £3,624 million.

In Asia new business profit was 18 per cent1 higher at £1,092 million, driven by a combination of growth in sales volumes, improvements in the mix of sales and favourable economic effects. We continue to favour new business premiums that are long-term and recurring in nature and with a high proportion of health and protection, as these are characteristics that mean our income is less sensitive to market cyclicality and variability in economic conditions. Reflecting this and confirming the quality of our new business, regular premiums accounted for 94 per cent of APE sales while sales of health and protection increased by 17 per cent1. New business profit from agency driven health and protection was up 23 per cent and has resulted in a significant improvement in the overall new business economics across the region compared with the prior year.

Headline APE sales increased by 7 per cent1 to £1,943 million in the first half, which is higher than in the whole of 20121 (on both constant and actual exchange rate basis), highlighting the consistency in performance from our broad and diversified new business franchise. As reported previously, the business took the decision in the first half of 2016 to pull back from the third-party broker channel in Hong Kong, which is reflected in a 7 per cent decline in APE sales in this market. Excluding the broker channel in Hong Kong, APE sales in Asia increased by 18 per cent, reflecting the improved performance in our agency and bancassurance channels.

We have continued to see strong demand for our products in China, where APE sales increased by 58 per cent and new business profit rose by 179 per cent, reflecting our efforts to grow health and protection sales through the agency channel. In Hong Kong, we are also increasing our focus on health and protection, with new business profit in this segment 20 per cent higher overall. As expected, we are starting to see some moderation in the level of sales from Mainland China into Hong Kong, which is expected to continue in the second half of the year. In Indonesia, sales have stabilised as we continue to take steps to broaden our product offering, improve our productivity and accelerate the pace of business automation.

In Singapore and Malaysia APE sales increased by 23 per cent and 10 per cent respectively, as we broaden our product offering and increase the productivity of our distribution channels. Including strong contributions from Vietnam, India and Taiwan, a total of eight countries delivered at least double digit growth in APE sales and new business profit.

In the US, new business profit increased by 23 per cent to £436 million, reflecting volume growth and the positive economic effect of the 82 basis point rise in 10 year Treasury yields since 30 June 2016. Total APE sales were up 8 per cent to £960 million, including wholesale business of £206 million (2016: £144 million).

Although industry volumes in the variable annuity market remain subdued following the declines in 2016, Jackson has continued to outperform the market18 with an increase in variable annuity sales of 5 per cent in the first half of 2017, reflecting the competitive strengths of Jackson’s product offering and distribution capability. Total net inflows into Jackson’s separate account asset balances, which drive fee-based earnings on variable annuity business, remain positive at £2.0 billion (2016: £2.3 billion).

Our UK life business has emerged successfully from the regulatory change in the retail savings and retirement market, driven by the strength of investment performance of its with-profits fund and the transparent structure of PruFund, with its distinctive smoothing process. By extending access to the PruFund investment option to a wider range of product wrappers, we have been able to achieve rapid growth in market segments such as flexible personal pensions and ISAs. Reflecting this continuing success, new business profit increased by 29 per cent to £161 million on APE sales growth of 22 per cent.

APE sales of products that offer access to PruFund’s smoothed multi-asset fund returns were up 29 per cent, within which flexible personal pensions grew by 76 per cent. As a result, PruFund assets under management of £30.0 billion at 30 June 2017 were 22 per cent higher than at the start of the year.

Free surplus generation4

	Actual Exchange Rate			Constant Exchange Rate
	2017 £m	2016 £m	Change	2016 £m	Change
	Half year	Half year	%	Half year	%
Asia1	836	653	28	739	13
US	797	693	15	788	1
UK	577	570	1	570	1
M&G	201	181	11	181	11
Prudential Capital	5	11	(55)	11	(55)
Underlying free surplus generated from in-force life business and asset management1	2,416	2,108	15	2,289	6
Investment in new business1	(571)	(493)	(16)	(551)	(4)
Underlying free surplus generated1	1,845	1,615	14	1,738	6
Market related movements, timing differences and other movements	(211)	(38)
Net cash remitted by business units	(1,230)	(1,118)
Total movement in free surplus	404	459
Free surplus at 30 June	6,979	5,763

Free surplus generation is the financial metric we use to measure the internal cash generation of our business operations and is based on the capital regimes which apply locally in the various jurisdictions in which our life businesses operate. For life insurance operations it represents amounts maturing from the in-force business during the year, net of amounts reinvested in writing new business. For asset management it equates to post-tax IFRS profit for the period.

We drive free surplus generation by targeting markets and products that have low-strain, high-return and fast payback profiles and by delivering both good service and value to improve customer retention. Our ability to generate both growth and cash is a distinctive feature of Prudential.

In the first half of 2017 underlying free surplus generation from our in-force life insurance and asset management business increased by 6 per cent1 to £2,416 million (15 per cent on an actual exchange rate basis). This reflects our growing scale and the highly capital-generative nature of our business model. In Asia, growth in the in-force life portfolio, combined with post-tax asset management profits from Eastspring, contributed to free surplus generation of £836 million, up 13 per cent1. In the US, free surplus generation increased by 1 per cent with growth in the in-force portfolio being offset by lower spread earnings as investment yields fell. In the UK, free surplus generation increased by 1 per cent to £577 million, including management actions to improve the solvency position of our UK life business of £193 million (2016: £190 million).

Although new business profit increased by 20 per cent1, the amount of free surplus that was invested in writing new business in the period was only 4 per cent1 higher at £571 million (2016: £551 million).

Asia remains the primary destination for reinvestment of capital given its higher margin organic growth opportunities. Investment in new business was 10 per cent1 higher at £283 million, mainly reflecting volume growth and mix effects. We continue to generate internal rates of return in the region in excess of 20 per cent, with an average payback period of three years.

In the US, new business investment increased by 3 per cent to £246 million, compared with a 23 per cent increase in new business profit and Jackson’s overall strain remains low. Jackson’s new business continues to be written at an overall internal rate of return in excess of 20 per cent and short payback periods averaging three years.

The new business investment in the UK was £42 million in the first half of 2017. This was £14 million lower than the £56 million invested in 2016 following our withdrawal from selling non-profit retail annuities which have higher capital requirements than other lines of business.

After financing reinvestment in new business and funding cash remittances from the business units to Group, the closing value of free surplus in our life and asset management operations was £7.0 billion at 30 June 2017.

We continue to manage cash flows across the Group with a view to achieving a balance between ensuring sufficient remittances are made to service central requirements (including paying the external dividend) and maximising value to shareholders through retention and reinvestment of capital in business opportunities.

Business unit remittance19

	Actual Exchange Rate
	2017 £m	2016 £m
	Half year	Half year
Net cash remitted by business units:
Asia	350	258
US	475	339
UK Life	215	215
M&G	175	150
Prudential Capital	15	25
Other UK	-	131
Net cash remitted by business units	1,230	1,118
Holding company cash at 30 June	2,657	2,546

Cash remitted to the corporate centre in the first half of 2017 totalled £1,230 million, 10 per cent higher than in 2016. Asia’s net remittance was £350 million in the first half of 2017 (2016: £258 million), reflecting both business growth and the effect of weaker sterling. For similar reasons, Jackson’s remittance also increased to £475 million in the first half of 2017, up from £339 million paid in the first half of 2016.The remittances from UK Life and M&G were broadly in line with the first half of 2016.

Cash remitted to the corporate centre in the first half of 2017 was used to meet central costs of £226 million (2016: £199 million) and pay the 2016 second interim ordinary dividend. Reflecting these and other movements in the period, total holding company cash at 30 June 2017 was £2,657 million compared with £2,626 million at the end of 2016.

Post-tax profit - EEV
	Actual Exchange Rate			Constant Exchange Rate
	2017 £m	2016 £m	Change %	2016 £m	Change %
	Half year	Half year		Half year
Post-tax operating profit based on longer-term investment returns
Long-term business:
Asia1	1,641	1,209	36	1,361	21
US	888	694	28	789	13
UK	465	384	21	384	21
Long-term business post-tax operating profit1	2,994	2,287	31	2,534	18
UK general insurance commission	14	15	(7)	15	(7)
Asset management business:
M&G	201	181	11	181	11
Prudential Capital	5	11	(55)	11	(55)
Eastspring Investments	73	53	38	60	22
US	(4)	(8)	50	(9)	56
Other income and expenditure20	(413)	(319)	(29)	(326)	(27)
Post-tax operating profit based on longer-term investment returns before interest received from tax settlement1	2,870	2,220	29	2,466	16
Interest received from tax settlement	-	37	n/a	37	n/a
Post-tax operating profit based on longer-term investment returns1	2,870	2,257	27	2,503	15
Non-operating items:
Result attaching to the sold Korea life business	-	(11)	100	(12)	100
Other non-operating items20	427	(852)	n/a	(985)	n/a
Post-tax profit for the period attributable to shareholders	3,297	1,394	137	1,506	119

EEV Earnings per share
	Actual Exchange Rate			Constant Exchange Rate
	2017 pence	2016 pence	Change %	2016 pence	Change %
	Half year	Half year		Half year
Basic earnings per share based on post-tax operating profit1	111.9	88.2	27	97.8	14
Basic earnings per share based on post-tax total profit	128.5	54.5	136	58.9	118

EEV Operating Profit
On an EEV basis, Group post-tax operating profit based on longer-term investment returns was 15 per cent1 higher (27 per cent on an actual exchange rate basis) at £2,870 million in the first half of 2017, equating to an overall annualised return on opening embedded value of 15 per cent.

EEV operating profit includes new business profit from the Group’s life businesses, which increased by 20 per cent1 (34 per cent on an actual exchange rate basis) to £1,689 million. It also includes life in-force profit of £1,305 million, which was 16 per cent1 higher reflecting the growth in our in-force business as well as the beneficial impact of higher long-term interest rates compared with 30 June 2016. This is most evident in the profit from the unwind of the in-force business, which was 21 per cent higher1 at £1,043 million (2016: £862 million). Experience and assumption changes were overall positive at £262 million (2016: £265 million), reflecting our ongoing focus on managing the in-force book for value.

In Asia, EEV life operating profit was up 21 per cent1 to £1,641 million, reflecting growth in new business profit of 18 per cent1 at £1,092 million. In-force profit was 27 per cent1 higher at £549 million as the business continues to grow with discipline.

Jackson’s EEV life operating profit was up 13 per cent to £888 million, reflecting a 23 per cent increase in new business profit to £436 million and an increase in the contribution from in-force profit of 4 per cent to £452 million. The increase in our US EEV operating profit reflects positive interest rate effects and an increase in sales volume, partially offset by profits from favourable experience that were at a lower level than 2016.

In the UK, EEV life operating profit increased by 21 per cent to £465 million (2016: £384 million). The increase reflects higher sales volumes and the positive contribution from actions taken to improve the solvency of the UK business.

Capital position, financing and liquidity

Capital position

Analysis of movement in Group shareholder Solvency II surplus21
	2017 £bn	2016 £bn
	Half year	Half year	Full year
Estimated solvency II surplus at 1 January	12.5	9.7	9.7
Operating experience	1.7	1.2	2.7
Non-operating experience (including market movements)	-	(2.4)	(1.1)
Other capital movements
Subordinated debt issuance	-	0.7	1.2
Foreign currency translation impacts	(0.5)	0.9	1.6
Dividends paid	(0.8)	(0.9)	(1.3)
Methodology and calibration changes	-	(0.1)	(0.3)
Estimated Solvency II surplus at end of period	12.9	9.1	12.5

The high quality and recurring nature of our operating capital generation and our disciplined approach to managing balance sheet risk has resulted in the Group’s shareholders’ Solvency II capital surplus being estimated at £12.9 billion5,6 at 30 June 2017 (equivalent to a solvency ratio of 202 per cent) compared with £12.5 billion (201 per cent) at 31 December 2016.

Prudential’s designation as a Global Systemically Important Insurer (G-SII) was reaffirmed by the IAIS in November 2016, based on the updated methodology published in June 2016. Prudential is monitoring the development and potential impact of the policy measures and is continuing to engage with the PRA on the implications of the policy measures and Prudential’s designation as a G-SII.

Local statutory capital
All of our subsidiaries continue to hold appropriate capital positions on a local regulatory basis. In the UK, at 30 June 2017, The Prudential Assurance Company Limited and its subsidiaries had an estimated Solvency II shareholder surplus of £5.3 billion22 (equivalent to a solvency ratio of 168 per cent) and a with-profits surplus23 of £4.1 billion (equivalent to a solvency ratio of 192 per cent).

Debt Portfolio
The Group continues to maintain a high-quality defensively positioned debt portfolio. Shareholders’ exposure to credit is concentrated in the UK annuity portfolio and the US general account, mainly attributable to Jackson’s fixed annuity portfolio. The credit exposure is well diversified and 98 per cent of our UK portfolio and 97 per cent of our US portfolio are investment grade. During the first half of 2017 there were no default losses in the US or the UK portfolio and reported impairments were minimal (2016: £32 million) in the US portfolio.

Financing and liquidity

Shareholders’ net core structural borrowings

	30 June 2017			30 June 2016			31 December 2016
	£m			£m			£m
	IFRS basis	Mark to market value	EEV basis	IFRS basis	Mark to market value	EEV basis	IFRS basis	Mark to market value	EEV basis
Total borrowings of shareholder-financed operations	6,614	673	7,287	5,966	426	6,392	6,798	422	7,220
Less: Holding company cash and short-term investments	(2,657)	-	(2,657)	(2,546)	-	(2,546)	(2,626)	-	(2,626)
Net core structural borrowings of shareholder-financed operations	3,957	673	4,630	3,420	426	3,846	4,172	422	4,594
Gearing ratio*	20%			19%			22%

*
Net core structural borrowings as a proportion of IFRS shareholders’ funds plus net debt

Our financing and central liquidity position remained strong throughout the period. Our central cash resources amounted to £2.7 billion at 30 June 2017 (31 December 2016: £2.6 billion).

In addition to its net core structural borrowings of shareholder-financed operations set out above, the Group also has access to funding via the money markets and has in place a global commercial paper programme. As at 30 June 2017, we had issued commercial paper under this programme totalling £10 million and US$1,058 million.

Prudential’s holding company currently has access to £2.6 billion of syndicated and bilateral committed revolving credit facilities, provided by 19 major international banks, expiring between 2021 and 2022. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 30 June 2017. The medium-term note programme, the US shelf programme (platform for issuance of SEC registered public bonds in the US market), the commercial paper programme and the committed revolving credit facilities are all available for general corporate purposes and to support the liquidity needs of Prudential’s holding company and are intended to maintain a strong and flexible funding capacity.

Shareholders' Funds

	IFRS			EEV
	2017 £m	2016 £m		2017 £m	2016 £m
	Half year	Half year	Full year	Half year	Half year	Full year
Profit after tax for the period	1,505	687	1,921	3,297	1,394	4,516
Exchange movements, net of related tax	(224)	806	1,161	(1,045)	2,663	4,211
Cumulative exchange gain of Korea life business recycled to profit and loss account	(61)	-	-	-	-	-
Unrealised gains and losses on Jackson securities classified as available for sale24	300	1,094	31	-	-	-
Dividends	(786)	(935)	(1,267)	(786)	(935)	(1,267)
Market to market value movements on Jackson assets backing surplus and required capital	-	-	-	31	138	(11)
Other	49	(2)	(135)	55	(165)	(367)
Net increase in shareholders’ funds	783	1,650	1,711	1,552	3,095	7,082
Shareholders’ funds at beginning of the period	14,666	12,955	12,955	38,968	31,886	31,886
Shareholders’ funds at end of the period	15,449	14,605	14,666	40,520	34,981	38,968
Shareholders' value per share	597p	566p	568p	1,567p	1,356p	1,510p
Return on Shareholders' funds2	24%	24%	26%	15%	14%	17%

Group IFRS shareholders’ funds at 30 June 2017 increased by 5 per cent to £15.4 billion (31 December 2016: £14.7 billion on an actual exchange rate basis), driven by the strength of the operating result, offset by dividend payments of £786 million representing the second interim dividend for 2016. In the first half of the period, UK sterling strengthened relative to the US dollar and various Asian currencies. With approximately 48 per cent of the Group IFRS net assets (70 per cent of the Group’s EEV net assets) denominated in non-sterling currencies, this generated a negative exchange rate movement on net assets in the period. In addition, the fall in US long-term interest rates between the start and the end of the reporting period produced unrealised gains on fixed income securities held by Jackson accounted through other comprehensive income.

The Group’s EEV basis shareholders’ funds also increased by 4 per cent to £40.5 billion (31 December 2016: £39.0 billion on an actual exchange rate basis). On a per share basis the Group’s embedded value at 30 June 2017 equated to 1,567 pence, up from 1,510 pence at 31 December 2016.

Corporate transactions

Entrance into Nigeria
In July 2017 the Group acquired a majority stake in Zenith Life of Nigeria and formed exclusive bancassurance partnerships with Zenith Bank in Nigeria and Ghana. The acquisition and bancassurance partnerships will see Prudential enter the market in Nigeria, Africa’s largest economy, with a population of over 180 million. This demonstrates Prudential’s commitment to Africa following the launch of businesses in Ghana and Kenya in 2014, in Uganda in 2015 and Zambia in 2016.

Disposal of Korea
In May 2017, the Group completed the sale of the Group’s life insurance subsidiary in Korea, PCA Life Insurance Co., Ltd to Mirae Asset Life Insurance Co., Ltd. for KRW170 billion (equivalent to £117 million at 17 May 2017 closing rate).

Dividend
As in previous years, the first interim dividend for 2017 has been calculated formulaically as one third of the prior year’s full year ordinary dividend. The Board has approved a first interim dividend for 2017 of 14.50 pence per share, which equates to an increase of 12 per cent over the 2016 first interim dividend.

The Group’s dividend policy remains unchanged. The Board will maintain focus on delivering a growing ordinary dividend. In line with this policy, Prudential aims to grow the ordinary dividend by 5 per cent per annum. The potential for additional distributions will continue to be determined after taking into account the Group’s financial flexibility across a broad range of financial metrics and an assessment of opportunities to generate attractive returns by investing in specific areas of the business.

Notes:

1	Following its sale in May 2017, the operating results exclude the contribution of the Korea life business. All comparative results have been similarly adjusted.
2	Annualised operating profit after tax and non-controlling interests as percentage of opening shareholders' funds.
3	Includes UK life insurance and M&G.
4
Free surplus generation represents ‘underlying free surplus’ based on operating movements, including the general insurance commission earned during the period and excludes market movements, foreign exchange, capital movements, shareholders’ other income and expenditure and centrally arising restructuring and Solvency II implementation costs.

5	Before allowing for first interim dividend.
6
The Group shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring fenced With-Profit Funds and staff pension schemes in surplus. The solvency positions include management’s estimate of transitional measures reflecting operating and market conditions at the valuation date. The estimated Group shareholder surplus would increase from £12.9 billion to £13.6 billion at 30 June 2017 if the approved regulatory transitional amount was applied instead.

7	Comparable to 31 December 2016 on an actual exchange rate basis.
8	Refer to note B1.1 in IFRS financial statements for the break-down of other income and expenditure and other non-operating items.
9	Operating income comprises spread income, fee income, with-profits, insurance margin and expected shareholder return.
10	Includes Group's proportionate share of the liabilities and associated flows of the insurance joint ventures and associate in Asia.
11	Defined as movements in shareholder-backed policyholder liabilities arising from premiums (net of charges), surrenders/withdrawals, maturities and deaths.
12
Following its sale in May 2017, the shareholder-backed policyholder liabilities and related flows for Asia exclude the value for the Korea life business. The half year 2016 comparatives have been adjusted accordingly.

13	Includes unallocated surplus of with-profits business.
14	For basis of preparation see note I (a) of Additional unaudited IFRS financial information.
15	Includes Group’s proportionate share in PPM South Africa and the Asia asset management joint ventures.
16
For our asset management business the level of funds managed on behalf of third parties, which are not therefore recorded on the balance sheet, is a driver of profitability. We therefore analyse the movement in the funds under management each period, focusing between those which are external to the Group and those held by the insurance business and included on the Group balance sheet. This is analysed in note II(b) of the Additional IFRS financial information.

17
Net inflows exclude Asia Money Market Fund (MMF) inflows of £499 million (2016: net inflows £656 million on an actual exchange rate basis). External funds under management exclude Asia MMF balances of £8,327 million (2016: £7,421 million on an actual exchange rate basis).

18
©2017 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results. 1Q 2017 Morningstar VA Report with Commentary.

19	Net cash remitted by business units are included in the Holding Company Cashflow is disclosed in note II (a) of Additional IFRS financial information.
20
Refer to the EEV basis supplementary information – Post-tax operating profit based on longer-term investment returns and Post-tax summarised consolidated income statement for the break-down of other income and expenditure and other non-operating items.

21	The methodology and assumptions used in calculating the Solvency II capital results are set out in note II (c) of Additional unaudited IFRS financial information.
22
The UK shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring fenced With-Profit Funds and staff pension schemes in surplus. The solvency positions include management’s estimate of transitional measures reflecting operating and market conditions at the valuation date. The estimated UK shareholder surplus would increase from £5.3 billion to £6.0 billion at 30 June 2017 if the approved regulatory transitional amount was applied instead.

23
The UK with-profits Solvency II surplus includes the PAC with-profits sub-fund, the Scottish Amicable Insurance Fund and the Defined Charge Participating Sub-Fund. The estimated solvency position allows for management’s estimate of transitional measures reflecting operating and market conditions at the valuation date.

24	Net of related changes to deferred acquisition costs and tax.

Group Chief Risk Officer’s Report of the risks facing our business and how these are managed

1. Introduction

We continue to operate in a global environment of political uncertainty, although financial markets have remained resilient through the first half of the year. As we position ourselves, we remain mindful of the uncertain environment from a political, economic and social perspective.

As in previous years, we continue to maintain a strong and sustained focus on planning for the possibility of, and ultimately managing, the market volatility and macroeconomic uncertainty arising from the global environment. Our Risk Management Framework and risk appetite have allowed us to successfully control our risk exposure throughout the year. Our governance, processes and controls enable us to deal with the uncertainty ahead in order to continue helping our customers achieve their long-term financial goals.

Our results show that, even in times of such unpredictability, we can generate value for our shareholders by selectively taking exposure to risks that are adequately rewarded and that can be appropriately quantified and managed. We retain risks within a clearly defined risk appetite, where we believe doing so contributes to value creation and the Group is able to withstand the impact of an adverse outcome. For our retained risks, we ensure that we have the necessary capabilities, expertise, processes and controls to appropriately manage the exposure.

In my report, I seek to explain the main risks inherent in our business and how we manage those risks, with the aim of ensuring we maintain an appropriate risk profile.

2.
Risk governance, culture and our risk management cycle

Prudential defines ‘risk’ as the uncertainty that we face in successfully implementing our strategies and objectives. This includes all internal or external events, acts or omissions that have the potential to threaten the success and survival of the Group. Accordingly, material risks will be retained selectively where we think there is value to do so, and where it is consistent with the Group’s risk appetite and philosophy towards risk-taking.

The following section provides more detail on our risk governance, culture and risk management process.

a.
Risk governance
Our risk governance comprises the organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk policies that the Group Head Office and our business units establish to make decisions and control their activities on risk-related matters. This encompasses individuals, Group-wide functions and committees involved in managing risk.

i.
Risk committees and governance structure
Our Risk governance structure is led by the Group’s Risk Committee, supported by independent non-executives on risk committees of major subsidiaries. These committees monitor the development of the risk management framework, the Group’s risk appetites, limits, and policies, as well as its risk culture. We have a comprehensive risk management cycle in place to identify, measure, manage and monitor our risk exposures.

In addition to our risk committees, there are various executive risk forums to ensure risk issues are shared and considered across the Group. These are led by the Group Executive Risk Committee which is supported by a number of specific sub-committees including security and information security where specialist skills and knowledge are required.

ii.
Risk Management Framework
The Group’s Risk Management Framework has been developed to monitor and manage the risk of the business at all levels and is owned by the Board. The aggregate Group exposure to the key risk drivers is monitored and managed by the Group Risk function which is responsible for reviewing, assessing and reporting on the Group’s risk exposure and solvency position from the Group economic, regulatory and ratings perspectives.

The Framework requires all our businesses and functions to establish processes for identifying, evaluating and managing the key risks faced by the Group - the ‘Risk Management Cycle’ (see below) is based on the concept of the ‘three lines of defence’, comprising risk taking and management, risk control and oversight, and independent assurance.

A major part of the Risk Management Cycle is the annual assessment of the Group’s risks which are considered key. These key risks range from risks associated with the economic, market, political and regulatory environment; those that we assume when writing our insurance products and by virtue of the investments we hold; and those that are inherent in our business model and its operation. This is used to inform risk reporting to the risk committees and the Board for the year.

iii.
Risk appetite, limits and triggers
The extent to which we are willing to take risk in the pursuit of our objective to create shareholder value is defined by a number of risk appetite statements, operationalised through measures such as limits, triggers and indicators. The Group risk appetite is approved by the Board and is set with reference to economic and regulatory capital, liquidity and earnings volatility. The Group risk appetite is aimed at ensuring that we take an appropriate level of aggregate risk and covers all risks to shareholders, including those from participating and third party business.

We have no appetite for material losses (direct or indirect) suffered as a result of failing to develop, implement and monitor appropriate controls to manage operational risks. Group limits operate within the risk appetite to constrain the material risks, while triggers and indicators provide further constraint and ensure escalation. The Group Chief Risk Officer determines the action to be taken upon all breaches of Group limits.

The Group Risk function is responsible for reviewing the scope and operation of these measures at least annually, to determine that they remain relevant. The Board approves all changes made to the Group’s Risk Appetite Framework.
We define and monitor aggregate risk limits based on financial and non-financial stresses for our earnings volatility, liquidity and capital requirements.

Earnings volatility:
The objectives of the aggregate risk limits seek to ensure that:
●
The volatility of earnings is consistent with the expectations of stakeholders;
●
The Group has adequate earnings (and cash flows) to service debt, expected dividends and to withstand unexpected shocks; and
●
Earnings (and cash flows) are managed properly across geographies and are consistent with funding strategies.
The two measures used to monitor the volatility of earnings are IFRS operating profit and EEV operating profit, although IFRS and EEV total profits are also considered.

Liquidity:
The objective is to ensure that the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and stressed scenarios. Risk appetite with respect to liquidity risk is measured using a Liquidity Coverage Ratio which considers the sources of liquidity versus liquidity requirements under stress scenarios.

Capital requirements:
The limits aim to ensure that:
●
The Group meets its internal economic capital requirements;
●
The Group achieves its desired target rating to meet its business objectives; and
●
Supervisory intervention is avoided.

The two measures used at the Group level are Solvency II capital requirements and internal economic capital requirements. In addition, capital requirements are monitored on local statutory bases.

The Group Risk Committee is responsible for reviewing the risks inherent in the Group’s business plan and for providing the Board with input on the risk/reward trade-offs implicit therein. This review is supported by the Group Risk function, which uses submissions from our local business units to calculate the Group’s aggregated position (allowing for diversification effects between local business units) relative to the aggregate risk limits.

iv.
Risk policies
These set out the specific requirements which cover the fundamental principles for risk management within the Group Risk Framework. Policies are designed to give some flexibility so that business users can determine how best to comply with policies based on their local expertise.

There are core risk policies for credit, market, insurance, liquidity and operational risks and a number of internal control policies covering internal model risk, underwriting, dealing controls and tax risk management. They form part of the Group Governance Manual, which was developed to make a key contribution to the sound system of internal control that we maintain in line with the UK Corporate Governance Code and the Hong Kong Code on Corporate Governance Practices. Group Head Office and business units must confirm that they have implemented the necessary controls to evidence compliance with the Group Governance Manual on an annual basis.

v.
Risk standards
The Group-wide Operating Standards provide supporting detail to the higher level risk policies. In many cases they define the minimum requirements for compliance with Solvency II regulations which in some areas are highly prescriptive. The standards are more detailed than policies.

b.
Our risk culture
Culture is a strategic priority of the Board who recognise the importance of good culture in the way that we do business. Risk culture is a subset of broader organisational culture, which shapes the organisation-wide values that we use to prioritise risk management behaviours and practices.

An evaluation of risk culture is part of the Risk Management Framework and in particular seeks to identify evidence that:
●
Senior management in business units articulate the need for good risk management as a way to realise long-term value and continuously support this through their actions;
●
Employees understand and care about their role in managing risk - they are aware of and openly discuss risk as part of the way they perform their role; and
●
Employees invite open discussion on the approach to the management of risk.

Key aspects of risk culture are also communicated through the Code of Conduct and the policies in the Group Governance Manual, including the commitments to the fair treatment of our customers and staff. The approach to the management of risk also is a key part of the evaluation of the remuneration of executives. Risk culture is an evolving topic across the financial services industry and we are working to evaluate and embed a strong risk culture.

c.
The risk management cycle
The risk management cycle comprises processes to identify, measure and assess, manage and control, and monitor and report on our risks.

i.
Risk identification
Group-wide risk identification takes place throughout the year and includes processes such as our Own Risk and Solvency Assessment (ORSA) and the horizon-scanning performed as part of our emerging risk management process.

On an annual basis, a top-down identification of the Group’s key risks is performed which considers those risks that have the greatest potential to impact the Group’s operating results and financial condition. A bottom-up process of risk identification is performed by the business units who identify, assess and document risks, with appropriate coordination and challenge from the risk functions.

The Group ORSA report pulls together the analysis performed by a number of risk and capital management processes, which are embedded across the Group, and provides quantitative and qualitative assessments of the Group’s risk profile, risk management and solvency needs on a forward-looking basis. The scope of the report covers the full known risk universe of the Group.

The Directors perform a robust assessment of the principal risks facing the Company, through the Group ORSA report and the risk assessments done as part of the business planning review, including how they are managed and mitigated.

Reverse stress testing, which requires us to ascertain the point of business model failure, is another tool that helps us to identify the key risks and scenarios that may materially impact the Group.

Our emerging risk management process identifies potentially material risks which have a high degree of uncertainty around timing, magnitude and propensity to evolve. The Group holds emerging risk sessions over the year to identify emerging risks which includes input from local subject matter and industry experts. We maintain contacts with thought leaders and peers to benchmark and refine our process.

The risk profile is a key output from the risk identification and risk measurement processes, and is used as a basis for setting Group-wide limits, management information, assessment of solvency needs, and determining appropriate stress and scenario testing. The risk identification processes support the creation of our annual set of key risks, which are then given enhanced management and reporting focus.

ii.
Risk measurement and assessment
All identified risks are assessed based on an appropriate methodology for that risk. All quantifiable risks which are material and mitigated by holding capital are modelled in the Group’s internal model, which is used to determine capital requirements under Solvency II and our own economic capital basis. Governance arrangements are in place to support the internal model, including independent validation and process and controls around model changes and limitations.

iii.
Risk management and control
The control procedures and systems established within the Group are designed to reasonably manage the risk of failing to meet business objectives and are detailed in the Group risk policies. This can only provide reasonable and not absolute assurance against material misstatement or loss. They focus on aligning the levels of risk-taking with the achievement of business objectives.

The management and control of risks are set out in the Group risk policies, and form part of the holistic risk management approach under the Group’s ORSA. These risk policies define:
●
The Group’s risk appetite in respect of material risks, and the framework under which the Group’s exposure to those risks is limited;
●
The processes to enable Group senior management to effect the measurement and management of the Group material risk profile in a consistent and coherent way; and
●
The flows of management information required to support the measurement and management of the Group material risk profile and to meet the needs of external stakeholders.
The methods and risk management tools we employ to mitigate each of our major categories of risks are detailed in section 4 below.

iv.
Risk monitoring and reporting
The identification of the Group’s key risks informs the management information received by the Group risk committees and the Board. Risk reporting of key exposures against appetite is also included, as well as ongoing developments in other key and emerging risks.

3. Summary risks
The table below is a summary of the key risks facing the Group, which can be grouped into those which apply to us because of the global environment in which we operate, and those which arise as a result of the business that we operate – including risks arising from our investments, the nature of our products and from our business operations.

‘Macro’- risks
Some of the risks that we are exposed to are necessarily broad given the external influences which may impact on the Group. These risks include:

●
Global economic conditions. Changes in global economic conditions can impact us directly; for example by leading to poor returns on our investments and increasing the cost of promises we have made to our customers. They can also have an indirect impact; for example economic pressures could lead to decreased savings, reducing the propensity for people to buy our products. Global economic conditions may also impact on regulatory risk for the Group by changing prevailing political attitudes towards regulation.

●
Geopolitical risk. The geopolitical environment is increasingly uncertain with political upheaval in the UK, the US and the Eurozone. Uncertainty in these regions, combined with conflict in the Middle East and increasing tensions in east Asia underline that geopolitical risks are truly global and their potential impacts are wide-ranging; for example through increased regulatory risk. The geopolitical and economic environments are increasingly closely linked, and changes in the political arena may have direct or indirect impacts on our Group.

●
Digital disruption. The emergence of advanced technologies such as artificial intelligence and blockchain is providing an impetus for companies to rethink their existing operating models and how they interact with their customers. Prudential is embracing the opportunities presented by digitalisation and is closely monitoring any risks which arise.

Risks from our investments	Risks from our products	Risks from our business operations

Global economic conditions - see above - have a large impact on those risks from our investments.

Our fund investment performance is a fundamental part of our business in providing appropriate returns for our customers and shareholders, and so is an important area of focus.

Credit risk
Is the potential for reduced value of our investments due to the uncertainty around investment returns arising from the potential for defaults of our investment counterparties.

Invested credit risk arises from our asset portfolio. We increase sector focus where necessary.

The assets backing the UK and Jackson’s annuity business mean credit risk is a significant focus for the Group.

Market risk
Is the potential for reduced value of our investments resulting from the volatility of asset prices as driven by fluctuations in equity prices, interest rates, foreign exchange rates and property prices.

In our Asia business, our main market risks arise from the value of fees from our fee-earning products.

In the US, Jackson’s fixed and variable annuity books are exposed to a variety of market risks due to the assets backing these policies.

In the UK, exposure relates to the valuation of the proportion of the with-profits fund’s future profits which is transferred to the shareholders (future transfers), which is dependent on equity, property and bond values.

M&G invests in a broad range of asset classes and its income is subject to the price volatility of global financial and currency markets.

Liquidity risk
Is the risk of not having sufficient liquid assets to meet our obligations as they fall due, and incorporates the risk arising from funds composed of illiquid assets. It results from a mismatch between the liquidity profile of assets and liabilities.

Insurance risks
The nature of the products offered by the Group exposes it to insurance risks, which are a significant part of our overall risk profile.

The insurance risks that we are exposed to by virtue of our products include longevity risk (policyholders living longer than expected); mortality risk (policyholders with life protection dying); morbidity risk (policyholders with health protection becoming ill) and persistency risk (customers lapsing their policies).

From our health protection products, increases in the costs of claims (including the level of medical expenses) increasing over and above price inflation (claim inflation) is another risk.

The processes that determine the price of our products and reporting the results of our long-term business operations require us to make a number of assumptions. Where experience deviates from these assumptions our profitability may be impacted.

Across our business units, persistency and morbidity risks are among the largest insurance risks for our Asia business given our strong focus on health protection products in the region.

For the UK and Jackson, the most significant insurance risk is longevity risk driven by their annuity businesses.

Operational risks
As a Group, we are dependent on the appropriate and secure processing of a large number of transactions by our people, IT infrastructure and outsourcing partners, which exposes us to operational risks and reputational risks.

Information security risk is a significant consideration within operational risk, including both the risk of malicious attack on our systems as well as risks relating to data security and integrity and network disruption. The size of Prudential’s IT infrastructure and network, our move toward digitisation and the increasing number of high profile cyber security incidents across industries means that this will continue to be an area of high focus.

Regulatory risk
We also operate under the ever-evolving requirements set out by diverse regulatory and legal regimes (including tax), as well as utilising a significant number of third parties to distribute products and to support business operations; all of which add to the complexity of the operating model if not properly managed.

The number of regulatory changes under way across Asia, in particular those focusing on consumer protection means that regulatory change in the region also is considered a key risk.

Both Jackson and the UK operate in highly regulated markets. Regulatory reforms could materially impact our businesses, and regulatory focus continues to be high.

4.
Further risk information

In reading the sections below, it is useful to understand that there are some risks that our policyholders assume by virtue of the nature of their products, and some risks that the Company and its shareholders assume. Examples of the latter include those risks arising from assets held directly by and for the Company or the risk that policyholder funds are exhausted. This report is focused mainly on risks to the shareholder, but will include those which arise indirectly through our policyholder exposures.

4.1
Risks from our investments

a.
Market risk
The main drivers of market risk in the Group are:
●
Investment risk (including equity and property risk);
●
Interest rate risk; and
●
Given the geographical diversity of our business, foreign exchange risk.

With respect to investment risk, equity and property risk arises from our holdings of equity and property investments, the prices of which can change depending on market conditions.

The valuation of our assets (particularly the bonds that we invest in) and liabilities are also dependent on market interest rates and exposes us to the risk of those moving in a way that is detrimental for us.

Given our global business, we earn our profits and hold assets in various currencies. The translation of those into our reporting currency exposes us to movements in foreign exchange rates.

Our main investment risk exposure arises from the portion of the profits from the UK with-profits fund to which we are entitled to receive; the value of the future fees from our fee-earning products in our Asia business; and from the asset returns backing Jackson’s variable annuities business.

Our interest rate risk is driven in the UK by our need to match our assets and liabilities; from the guarantees of some non unit-linked investment products in Asia; and the cost of guarantees in Jackson’s fixed, fixed index and variable annuity business.
The methods that we use to manage and mitigate our market risks include the following:
●
Our market risk policy;
●
Risk appetite statements, limits and triggers that we have in place;
●
The monitoring and oversight of market risks through the regular reporting of management information;
●
Our asset and liability management programmes;
●
Use of derivative programmes, including, for example, interest rate swaps, options and hybrid options for interest rate risk;
●
Regular deep dive assessments; and
●
Use of currency hedging.

Investment risk
In the UK business, our main investment risk arises from the assets held in the with-profits funds. Although this is mainly held by our policyholders, a proportion of the fund’s profit (one tenth) is transferred to us and so our investment exposure relates to the future valuation of that proportion (future transfers). This investment risk is driven mainly by equities in the fund, although there is some risk associated with other investments such as property and bonds. Some hedging to protect from a reduction in the value of these future transfers against falls in equity prices is performed outside the fund using derivatives. The with-profits funds large Solvency II own funds – estimated at £8.6 billion as at 30 June 2017 (31 December 2016: £8.4 billion) – helps to protect against market fluctuations and helps the fund to maintain appropriate solvency levels. The with-profits funds Solvency II own funds are partially protected against falls in equity markets through an active hedging programme within the fund.

In Asia, our shareholder exposure to equity price movements results from unit-linked products, where our fee income is linked to the market value of the funds under management. Further exposure arises from with-profits businesses where bonuses declared are broadly based on historical and current rates of return on equity.

In Jackson, investment risk arises from the assets backing customer policies. In the case of spread-based business, including fixed annuities, these assets are generally bonds, and shareholder exposure comes from the minimum returns needed to meet the guaranteed rates that we offer to policyholders. For our variable annuity business, these assets include both equities and bonds. In this case, the main risk to the shareholder comes from the guaranteed benefits that can be included as part of these products. Our exposure to this kind of situation is reduced by using a derivative hedging programme, as well as through the use of reinsurance to pass on the risk to third party reinsurers.

Interest rate risk
While long-term interest rates in advanced economies have broadly increased since mid-2016 and indications are for further gradual tightening of monetary policy, they remain close to historical lows. Some products that we offer are sensitive to movements in interest rates. We have already taken a number of actions to reduce the risk to the in-force business, as well as re-pricing and restructuring new business offerings in response to these historically low interest rates. Nevertheless, we still retain some sensitivity to interest rate movements.

Interest rate risk arises in our UK business from the need to match cash payments to meet annuity obligations with the cash we receive from our investments. To minimise the impact on our profit, we aim to match the duration (a measure of interest rate sensitivity) of assets and liabilities as closely as possible and the position is monitored regularly. Under the Solvency II regulatory regime, additional interest rate risk results from the way the balance sheet is constructed, such as the requirement for us to include a risk margin. The UK business continually assesses the need for any derivatives in managing its interest rate sensitivity. The with-profits business is exposed to interest rate risk because of underlying guarantees in some of its products. Such risk is largely borne by the with-profits fund itself but shareholder support may be required in extreme circumstances where the fund has insufficient resources to support the risk.

In Asia, our exposure to interest rate risk arises from the guarantees of some non unit-linked investment products. This exposure exists because it may not be possible to hold assets which will provide cash payments to us which match exactly those payments we in turn need to make to policyholders – this is known as an asset and liability mismatch and although it is small and appropriately managed, it cannot be eliminated.

Jackson is exposed to interest rate risk in its fixed, fixed index and variable annuity books. Movements in interest rates can impact on the cost of guarantees in these products, in particular the cost of guarantees may increase when interest rates fall. We actively monitor the level of sales of variable annuity products with guaranteed living benefits, and together with the risk limits we have in place this helps us to ensure that we are comfortable with the interest rate and market risks we incur as a result. The Jackson hedging programme includes hybrid derivatives to protect us from a combined fall in interest rates and equity markets since Jackson is exposed to the combination of these market movements.

Foreign exchange risk
The geographical diversity of our businesses means that we have some exposure to the risk of exchange rate fluctuations. Our operations in the US and Asia, which represent a large proportion of our operating profit and shareholders’ funds, generally write policies and invest in assets in local currencies. Although this limits the effect of exchange rate movements on local operating results, it can lead to fluctuations in our Group financial statements when results are reported in UK sterling.

We retain revenues locally to support the growth of our business and capital is held in the local currency of the business to meet local regulatory and market requirements. We accept the foreign exchange risk this can produce when reporting our Group balance sheet and income statement. In cases where a surplus arises in an overseas operation which is to be used to support Group capital, or where a significant cash payment is due from an overseas subsidiary to the Group, this foreign exchange exposure is hedged where we believe it is economically favourable to do so. Generally, we do not have appetite for significant direct shareholder exposure to foreign exchange risks in currencies outside of the countries in which we operate, but we do have some controlled appetite for this on fee income and on non-sterling investments within the with-profits fund. Where foreign exchange risk arises outside our appetite, currency borrowings, swaps and other derivatives are used to manage our exposure.

b.
Credit risk
We invest in bonds that provide a regular, fixed amount of interest income (fixed income assets) in order to match the payments we need to make to policyholders. We also enter into reinsurance and derivative contracts with third parties to mitigate various types of risk, as well as holding cash deposits at certain banks. As a result, we are exposed to credit risk and counterparty risk across our business.

Credit risk is the potential for reduction in the value of our investments which results from the perceived level of risk of an investment issuer being unable to meet its obligations (defaulting). Counterparty risk is a type of credit risk and relates to the risk that the counterparty to any contract we enter into being unable to meet their obligations causing us to suffer loss.

We use a number of risk management tools to manage and mitigate this credit risk, including the following:
●
Our credit risk policy;
●
Risk appetite statements and limits that we have defined on issuers, and counterparties;
●
Collateral arrangements we have in place for derivative, reverse repo and reinsurance transactions;
●
The Group Credit Risk Committee’s oversight of credit and counterparty credit risk and sector and/or name-specific reviews. In the first half of 2017 it has conducted sector reviews in the Asia sovereign sector and continues to review the developments around central clearing;
●
Regular deep dive assessments; and
●
Close monitoring or restrictions on investments that may be of concern.

Debt and loan portfolio
Our UK business is mainly exposed to credit risk on fixed income assets in the shareholder-backed portfolio. At 30 June 2017, this portfolio contained fixed income assets worth £35.4 billion. Credit risk arising from a further £55.9 billion of fixed income assets is largely borne by the with-profits fund, to which the shareholder is not directly exposed although under extreme circumstances shareholder support may be required if the fund is unable to meet payments as they fall due.

The value of our debt portfolio in our Asia business was £39.1 billion at 30 June 2017. The majority (69 per cent) of the portfolio is in unit-linked and with-profits funds and so exposure of the shareholder to this component is minimal. The remaining 31 per cent of the debt portfolio is held to back the shareholder business.

Credit risk also arises in the general account of the Jackson business, where £38.0 billion of fixed income assets are held to support shareholder liabilities including those from our fixed annuities, fixed index annuities and life insurance products.

The shareholder-owned debt and loan portfolio of the Group’s asset management business of £2.4 billion as at 30 June 2017 mostly belongs to our Prudential Capital (PruCap) operations.

Further details of the composition and quality of our debt portfolio, and exposure to loans, can be found in the IFRS financial statements.

Group sovereign debt
We also invest in bonds issued by national governments. This sovereign debt represented 17 per cent or £14.9 billion of the shareholder debt portfolio as at 30 June 2017 (31 December 2016: 19 per cent or £17.1 billion). 5 per cent of this was rated AAA and 90 per cent was considered investment grade (31 December 2016: 92 per cent investment grade). At 30 June 2017, the Group’s shareholder holding in Eurozone sovereign debt1 was £844 million. 77 per cent of this relates to German government debt2 (31 December 2016: 75 per cent).

The particular risks associated with holding sovereign debt are detailed further in our disclosures on risk factors.

The exposures held by the shareholder-backed business and with-profits funds in sovereign debt securities at 30 June 2017 are given in Note C3.2(f) of the Group’s IFRS financial statements.

Bank debt exposure and counterparty credit risk
Our exposure to banks is a key part of our core investment business, as well as being important for the hedging and other activities we undertake to manage our various financial risks. Given the importance of our relationship with our banks, exposure to the sector is a considered a key risk for the Group with an appropriate level of management information provided to the Group’s risk committees and the Board.

The exposures held by the shareholder-backed business and with-profits funds in bank debt securities at 30 June 2017 are given in Note C3.2(f) of the Group’s IFRS financial statements.

Our exposure to derivative counterparty and reinsurance counterparty credit risk is managed using an array of risk management tools, including a comprehensive system of limits.

Where appropriate, we reduce our exposure, buy credit protection or use additional collateral arrangements to manage our levels of counterparty credit risk.

At 30 June 2017, shareholder exposures by rating and sector are shown below:
●
96 per cent of the shareholder portfolio is investment grade rated. In particular, 69 per cent of the portfolio is rated A and above; and
●
The Group’s shareholder portfolio is well diversified: no individual sector makes up more than 10 per cent of the total portfolio (excluding the financial and sovereign sectors).

c.
Liquidity risk
Our liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due. This incorporates the risk arising from funds composed of illiquid assets and results from a mismatch between the liquidity profile of assets and liabilities. Liquidity risk may arise, for example, where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or redemption requests are made against Prudential issued illiquid funds.

We have significant internal sources of liquidity, which are sufficient to meet all of our expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. In total, the Group has £2.6 billion of undrawn committed facilities that we can make use of, £2.4 billion of which expire in 2022 and £0.2 billion in 2021. We have access to further liquidity by way of the debt capital markets, and also have in place an extensive commercial paper programme and have maintained a consistent presence as an issuer in this market for the last decade.

Liquidity uses and sources are assessed at a Group and business unit level under both base case and stressed assumptions. We calculate a Liquidity Coverage Ratio (LCR) under stress scenarios as one measure of our liquidity risk, and this ratio and the liquidity resources available to us are regularly monitored and are assessed to be sufficient.

Our risk management and mitigation of liquidity risk include:
●
Our liquidity risk policy;
●
The risk appetite statements, limits and triggers that we have in place;
●
The monitoring of liquidity risk we perform through regular management information to committees and the Board;
●
Our Liquidity Risk Management Plan, which includes details of the Group Liquidity Risk Framework as well as gap analysis of our liquidity risks and the adequacy of our available liquidity resources under normal and stressed conditions;
●
Regular stress testing;
●
Our established contingency plans and identified sources of liquidity;
●
Our ability to access the money and debt capital markets;
●
Regular deep dive assessments; and
●
The access we enjoy to external sources of finance through committed credit facilities.

4.2
 Risks from our products

a.
Insurance risk
Insurance risk makes up a significant proportion of our overall risk exposure. The profitability of our businesses depends on a mix of factors including levels of, and trends in, mortality (policyholders dying), morbidity (policyholders becoming ill) and persistency (customers lapsing their policies), and increases in the costs of claims, including the level of medical expenses increases over and above price inflation (claim inflation).

The key drivers of the Group’s insurance risks are persistency and morbidity risk in the Asia business; and longevity risk in the Jackson and Prudential UK & Europe businesses.

We manage and mitigate our insurance risk using the following:
●
Our insurance and underwriting risk policies;
●
The risk appetite statements, limits and triggers we have in place;
●
Using longevity, morbidity and persistency assumptions that reflect recent experience and expectation of future trends, and industry data and expert judgement where appropriate;
●
We use reinsurance to mitigate longevity and morbidity risks;
●
Morbidity risk is also mitigated by appropriate underwriting when policies are issued and claims are received;
●
Persistency risk is mitigated through the quality of sales processes and with initiatives to increase customer retention;
●
Medical expense inflation risk mitigated through product re-pricing; and
●
Regular deep dive assessments.

Longevity risk is an important element of our insurance risks for which we need to hold a large amount of capital under Solvency II regulations. Longevity reinsurance is a key tool for us in managing our risk. The enhanced pensions freedoms introduced in the UK during 2015 greatly reduced the demand for retail annuities and further liberalisation is anticipated. Although we have scaled down our participation in the annuity market by reducing new business acquisition, given our significant annuity portfolio the assumptions we make about future rates of improvement in mortality rates remain key to the measurement of our insurance liabilities and to our assessment of any reinsurance transactions.

We continue to conduct research into longevity risk using both experience from our annuity portfolio and industry data. Although the general consensus in recent years is that people are living longer, there is considerable volatility in year-on-year longevity experience, which is why we need expert judgement in setting our longevity basis.

Our morbidity risk is mitigated by appropriate underwriting when policies are issued and claims are received. Our morbidity assumptions reflect our recent experience and expectation of future trends for each relevant line of business.

In Asia, we write significant volumes of health protection business, and so a key assumption for us is the rate of medical inflation, which is often in excess of general price inflation. There is a risk that the expenses of medical treatment increase more than we expect, so the medical claim cost passed on to us is higher than anticipated. Medical expense inflation risk is best mitigated by retaining the right to re-price our products each year and by having suitable overall claim limits within our policies, either limits per type of claim or in total across a policy.

Our persistency assumptions similarly reflect a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumption. Persistency risk is mitigated by appropriate training and sales processes and managed locally post-sale through regular experience monitoring and the identification of common characteristics of business with high lapse rates. Where appropriate, we make allowance for the relationship (either assumed or historically observed) between persistency and investment returns and account for the resulting additional risk. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products. The effect of persistency on our financial results can vary but mostly depends on the value of the product features and market conditions.

4.3
 Risks from our business operations
a.
Operational risk
Operational risk is the risk of loss (or unintended gain or profit) arising from inadequate or failed internal processes, personnel and systems, or from external events. This includes employee error, model error, system failures, fraud or some other event which disrupts business processes.

We manage and mitigate our operational risk using the following:
●
Operational risk and outsourcing and third-party supply policies;
●
Corporate insurance programmes to limit the impact of operational risks;
●
Scenario analysis for operational risk capital requirements, which focus on extreme, yet plausible, events;
●
Internal and external review of cyber security capability;
●
Regular testing of elements of the disaster-recovery plan;
●
Group and Business Unit level Compliance oversight and testing in respect of adherence with in-force regulations; and
●
Regulatory change teams in place assist the business in proactively adapting and complying with regulatory developments.

An important element of operational risk relates to compliance with changing regulatory requirements. The high rate of global regulatory change, in an already complex regulatory landscape, increases the risk of non-compliance due to a failure to identify, correctly interpret, implement and/or monitor regulations. Legislative developments over recent years, together with enhanced regulatory oversight and increased capability to issue sanctions, have resulted in a complex regulatory environment that may lead to breaches of varying magnitude if the Group’s business-as-usual operations are not compliant. As well as prudential regulation, we focus on conduct regulation, including regulations related to anti-money laundering, bribery and corruption, and sales practices. We have a particular focus on these regulations in newer/emerging markets.

The performance of core activities places reliance on the IT infrastructure that supports day-to-day transaction processing. Our IT environment must also be secure and we must address an increasing cyber risk threat as our digital footprint increases – see separate Cyber risk section below. The risk that our IT infrastructure does not meet these requirements is a key area of focus, particularly the risk that legacy IT infrastructure supporting core activities/processes affects business continuity or impacts on business growth.

Addressing these key risks requires change and transformation activities in order for Prudential to meet the expectations of its stakeholders, regulators, customers and shareholders, as well as to maintain market competitiveness in an industry where innovation is steadily accelerating. There are financial and reputational implications if such activities fail (either wholly or in part) to meet its objectives, and even if successful there is a potential to alter Prudential’s operational risk profile. Owing to these factors, the execution and implications of internal change activities is an important area of focus.
As well as the above, other key areas of focus within operational risk include:
●
The risk of a significant failure of a third-party outsourcing partner impacting critical services;
●
The risk of trading or transaction errors having a material cost across Group;
●
The risk that errors within models and user-developed applications used by the Group result in incorrect or inappropriate transactions being instructed;
●
Departure of key persons or teams resulting in disruption to current and planned business activities;
●
The risk that key people, processes and systems are unable to operate (thus impacting on the on-going operation of the business) due to a significant unexpected external event; for example pandemic, terrorist attack, natural disaster or political unrest; and
●
The risk of inadequate or inappropriate controls, governance structures or communication channels in place to support the desired culture and ensure that the business is managed in line with the core business values, within the established risk appetite and in alignment with external stakeholder expectations.

b.
Global regulatory and political risk
Our risk management and mitigation of regulatory and political risk includes the following:
●
Risk Assessment of the Business Plan which includes consideration of current strategies;
●
Close monitoring and assessment of our business environment and strategic risks;
●
Board strategy sessions that consider risk themes;
●
A Systemic Risk Management Plan that details the Group’s strategy and Risk Management Framework; and
●
A Recovery Plan covering corporate and risk governance for managing risks in a distressed environment, a range of recovery options, and scenarios to assess the effectiveness of these recovery options.

On 29 March 2017 the UK submitted formal notification of its intention to withdraw from the EU. The potential outcome of the negotiations on UK withdrawal and any subsequent negotiations on trade and access to major trading markets, including the single EU market, is currently highly uncertain. Following submission of this notification, the UK has a period of two years to negotiate the terms of its withdrawal from the EU. If no formal withdrawal agreement is reached then it is expected the UK’s membership of the EU will automatically terminate two years after the submission of the notification.

The ongoing uncertainty and likelihood of a lengthy negotiation period may increase volatility in the markets where we operate, creating the potential for a general downturn in economic activity and for further or prolonged falls in interest rates in some jurisdictions due to easing of monetary policy and investor sentiment. We have several UK-domiciled operations, including Prudential UK and M&G, and these may be impacted by a UK withdrawal from the EU. However, our diversification by geography, currency, product and distribution should reduce some of the potential impact. Contingency plans were developed ahead of the referendum by business units and operations that may be immediately impacted by a vote to withdraw the UK from the EU, and these plans have been enacted since the referendum result.

The UK’s decision to leave the EU has the potential to result in changes to future applicability of the Solvency II regime in the UK. The European Commission has commenced a review of some elements of the application of the Solvency II legislation with a particular focus on the Solvency Capital Requirement calculated using the standard formula.

National and regional efforts to curb systemic risk and promote financial stability are also underway in certain jurisdictions in which Prudential operates, including the Dodd-Frank Wall Street Reform and Consumer Protection Act in the US, and other European Union legislation related to the financial services industry, such as MiFID2.

There are a number of ongoing policy initiatives and regulatory developments that are having, and will continue to have, an impact on the way Prudential is supervised. These include addressing Financial Conduct Authority (FCA) reviews, ongoing engagement with the Prudential Regulation Authority (PRA), and the work of the Financial Stability Board (FSB) and standard-setting institutions such as the International Association of Insurance Supervisors (IAIS). Decisions taken by regulators, including those related to solvency requirements, corporate or governance structures, capital allocation and risk management may have an impact on our business.

The IAIS’s Global Systematically Important Insurers (G-SII) regime form additional compliance considerations for us. Groups designated as G-SIIs are subject to additional regulatory requirements, including enhanced group-wide supervision, effective resolution planning, development of a Systemic Risk Management Plan, a Recovery Plan and a Liquidity Risk Management Plan. Prudential’s designation as a G-SII was reaffirmed by the IAIS in November 2016, based on the updated methodology published in June 2016. Prudential is monitoring the development and potential impact of the policy measures and is continuing to engage with the PRA on the implications of the policy measures and Prudential’s designation as a G-SII. The IAIS is intending to review the G-SII designation methodology, including considering the activity based designation methodology in 2019.

We continue to engage with the IAIS on developments in capital requirements for groups with G-SII designation. The regime introduces capital requirements in the form of a Higher Loss Absorption (HLA) requirement. While this requirement was initially intended to come into force in 2019, this has now been postponed to 2022. The HLA is also now intended to be based on the Insurance Capital Standard (ICS), which is being developed by the IAIS as the capital requirements under the its Common Framework (ComFrame). This framework is focused on the supervision of Internationally Active Insurance Groups and will establish a set of common principles and standards designed to assist regulators in addressing risks that arise from insurance groups with operations in multiple jurisdictions. As part of this, work is underway to develop a global Insurance Capital Standard that is intended to apply to Internationally Active Insurance Groups.

A consultation on the ICS was concluded in 2016 and the IAIS intends to publish an interim version of ICS in 2017. Further field testing, consultations and private reporting to group-wide supervisors on the interim version of the ICS are expected over the coming years. It is currently planned to be adopted as part of ComFrame by the IAIS in late 2019.

The IAIS’s Insurance Core Principles, which provide a globally-accepted framework for the supervision of the insurance sector and ComFrame evolution, are expected to create continued development in both prudential and conduct regulations over the next two to three years.

In the US, the Department of Labor rule became effective on 9 June 2017 (although some provisions do not come into effect until January 2018), and introduces new fiduciary obligations for distributors of investment products to holders of regulated accounts, which may dramatically reshape the distribution of retirement products. Jackson's strong relationships with distributors, history of product innovation and efficient operations should help mitigate any impacts.

The US National Association of Insurance Commissioners (NAIC) is currently conducting an industry consultation with the aim of reducing the non-economic volatility in the variable annuity statutory balance sheet and risk management. Following an industry quantitative impact study, changes have been proposed to the current framework; however, these are considered to be at an early stage of development. Jackson continues to be engaged in the consultation and testing process. The proposal is expected to be effective from 2019 at the earliest.

With the new US administration having taken office in January 2017, the potential uncertainty as to the timetable and status of these key US reforms has increased given preliminary indications from Washington. Our preparations to manage the impact of these reforms will continue until further clarification is provided.

In May 2017, the International Accounting Standards Board (IASB) published IFRS 17 which will introduce fundamental changes to the statutory reporting of insurance entities that prepare accounts according to IFRS from 2021. We are currently considering the potential impact of the complex requirements of this standard on the Group which can be expected to, amongst other things, alter the timing of IFRS profit recognition.

In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. New requirements could be introduced in these and other regulatory regimes that challenge legal or ownership structures, current sales practices, or could retrospectively be applied to sales made prior to their introduction, which could have a negative impact on Prudential’s business or reported results.

c.
Cyber risk
Cyber risk is an area of increased scrutiny for global regulators after a number of recent high profile attacks and data losses. The growing maturity and industrialisation of cyber-criminal capability, together with an increasing level of understanding of complex financial transactions by criminal groups, are two reasons why risks to the financial services industry are increasing. Developments in data protection worldwide (such as the EU General Data Protection Regulation that is expected to come into force in 2018) may increase the financial and reputational implications for Prudential on a breach of its IT systems.

Given this, cyber security is seen as a key risk for the Group. Our current threat assessment is that, while we are not individually viewed as a compelling target for a direct cyber-attack, there have been recent changes to the threat landscape and the risk from untargeted but sophisticated and automated attacks has increased, as has the risk stemming from geopolitical tensions. These have the potential to significantly impact on business continuity, our customer relationship and our brand reputation.

The Board receives periodic updates on cyber risk management throughout the year. The current Group-wide Cyber Risk Management Strategy and the associated Group-wide Coordinated Cyber Defence Plan were approved by the Board in 2016.

The Cyber Risk Management Strategy includes three core objectives: to develop a comprehensive situational awareness of our business in cyberspace, to pro-actively engage cyber attackers to minimise harm to our business and to enable the business to grow confidently and safely in cyberspace.

The Cyber Defence Plan consists of a number of work-streams, including developing our ability to deal with incidents; alignment with our digital transformation strategy; and increasing cyber oversight and assurance to the Board.

Protecting our customers remains core to our business, and the successful delivery of the Cyber Defence Plan will reinforce our capabilities to continue doing so in cyberspace as we transition to a digital business.

Group functions work with each of the business units to address cyber risks locally within the national and regional context of each business, following the strategic direction laid out in the Cyber Risk Management Strategy and managed through the execution of the Cyber Defence Plan.

The Group Information Security Committee, which consists of senior executives from each of the businesses and meets on a regular basis, governs the execution of the Cyber Defence Plan and reports on delivery and cyber risks to the Group Executive Risk Committee. Both committees also receive regular operational management information on the performance of controls.

1	Excludes Group’s proportionate share in joint ventures and associates and unit-linked assets and holdings of consolidated unit trust and similar funds.
2	Including bonds guaranteed by the federal government.

Corporate governance

The directors confirm that the Company has complied with all relevant provisions set out in the Corporate Governance Code issued by Hong Kong Stock Exchange (HK Code) throughout the accounting period. With respect to Code Provision B.1.2(d) of the HK Code, the responsibilities of the Remuneration Committee do not include making recommendations to the Board on the remuneration of non-executive directors. In line with the principles of the UK Corporate Governance Code, fees for Non-executive Directors are determined by the Board.

The directors also confirm that the financial results contained in this document have been reviewed by the Group Audit Committee.

The Company confirms that it has adopted a code of conduct regarding securities transactions by directors on terms no less exacting than required by the Hong Kong Listing Rules and that the directors of the Company have complied with this code of conduct throughout the period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 August 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Chief Financial Officer